FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of April 2007.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Reports Fourth Quarter, Full Year Financial Results

2.	Financial Highlights –Year ended March 2007

3.	Nomura Announces Year-end Dividend for Fiscal Year Ended March 31, 2007

4.	Nomura Announces Target Dividend for Fiscal Year Ending March 31, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: April 26, 2007	By:	/s/ Toshio Hirota
Toshio Hirota
Executive Managing Director

News Release

Nomura Reports Fourth Quarter, Full Year Financial Results

Tokyo, April 26, 2007—Nomura Holdings, Inc. today reported consolidated financial results for the fourth quarter and fiscal year ended March 31, 2007.

For the full-year period, net revenue was 1.0911 trillion yen (US $9.3 billion)1, a decrease of 4.8% compared to the previous fiscal year. Income before income taxes declined 41.0% year-on-year to 321.8 billion yen (US $2.7 billion), while net income declined 42.2% to 175.8 billion yen (US $1.5 billion). As a result, ROE for the year was 8.3%.

“Our strategically-important investment trust business achieved steady results throughout the year,” said Nobuyuki Koga, Nomura President and CEO. “Last year also highlighted issues that need to be addressed in our market-related business globally. We will continue to make strategic investments and fully utilize Nomura Group’s expertise and capital to tackle outstanding issues and achieve further growth.”

Full-year business and financial highlights

•

Domestic Retail: Investment trust business remained strong; Domestic Client Assets totaled 85.2 trillion yen at end of March; Added 25 new branch offices (including offices currently being prepared for opening)

•	Global Markets: Acquired Instinet to augment order execution services for institutional investors; Instinet launched Chi-X trading platform in Europe in April 2007.

•	Global Investment Banking: Ranked number one in FY2006 Equity and Equity-related (Japan) league table[2], sixth consecutive year in top position.

•	Global Merchant Banking: Actively invested and exited with such transactions as investment in Skylark and partial sale of stake in Tungaloy.

•

Asset Management: Assets under management in the My Story Profit Distribution-type Fund (B Course) increased significantly to over 1.5 trillion yen as of the end of March 2007; Total assets under management increased by 3.9 trillion yen from the prior year to 27 trillion yen.

•	Other: Launched Joinvest Securities in May 2006; IPO of Nomura Real Estate Holdings in October 2006; Strategic investment in US alternative asset manager Fortress Investment Group in December.

[1]

US dollar amounts are included solely for the convenience of the reader and have been translated at the rate of 117.56 yen = 1 US dollar, the noon buying rate in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2007. This translation should not be construed to imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in US dollars.

[2]	Source: Thomson Financial

Full-year business segment results

Total net revenue from business segments declined 0.2% from the prior year to 1.0577 trillion yen (US $9.0 billion), while income before income taxes decreased 16.5% to 377.3 billion yen (US $3.2 billion).

Domestic Retail

Although a decline in equity agency transaction value led to a drop in stock brokerage commissions compared to last year, commissions for distribution of investment trusts and investment trust administration fees and other increased. As a result, revenue remained strong in Domestic Retail at roughly the same level as last year. An increase in non-interest expenses due to investment in opening new branch offices, hiring additional financial advisors, and expanding call centers led to an 18.4% year-on-year decline in income before income taxes to 160.9 billion yen. Domestic Client Assets3 increased by 4.7 trillion yen from the prior year to 85.2 trillion yen.

Global Markets

Trading was weak during the first half of the year due to changes in the interest rate and currency market environments. Although revenue from interest rate and currency-linked structured bond order flow and equity derivatives was strong during the second half of the year, income before income taxes declined 62.7% year-on-year to 58.8 billion yen due to a downturn in the US subprime loan market.

Global Investment Banking

In Global Investment Banking, income before income taxes declined 13.8% from the prior year to 44.4 billion yen. During the year Nomura acted as lead manager in a number of large transactions such as sales of shares held by the Banks’ Shareholdings Purchase Corporation, a public offering by Aeon, a domestic convertible bond issue by Sharp, and a Euroyen convertible bond issue by Toray Industries, leading to an increase in equity underwriting fees. In the solutions businesses, Nomura worked on a large MPO for Sojitz, and in M&A acted as financial advisor on the management integration of Daimaru and Matsuzakaya Holdings, and the capital and business alliance between Aeon and Daiei. Internationally, Nomura acted as joint bookrunner on a global offering by Infosys Technologies.

[3]	Sum of assets under custody in Domestic Retail (including regional financial institutions) and the Financial Management Division.

Global Merchant Banking

Global Merchant Banking income before income taxes declined 4.7% from the prior year to 52.8 billion yen. Nomura invested in the tender offers for Skylark and Tsubaki Nakashima, and booked realized and unrealized gains from the sale of a part of its stake in Tungaloy and the sale of a stake in a Terra Firm investee company.

Asset Management

In Asset Management, income before income taxes jumped 76.8% year-on-year to 36.5 billion yen. Assets under management in Asset Management totaled 27 trillion yen as of March 31, 2007, an increase of 3.9 trillion yen compared to the prior year. This increase comes as Nomura expanded its product lineup with new products such as the Asia Attractive Dividend Fund and Nomura All-In-One Fund, adding to existing funds offering frequent distribution such as the My Story Profit Distribution-type Fund. Nomura also focused on further diversifying its sales channels beyond Nomura Securities to include Japan Post, megabanks, and regional financial institutions. Assets in funds for bank customers increased by 962 billion yen from last year to 1.75 trillion yen. The Nomura 6 Assets Diversified Fund distributed through Japan Post had assets of 425.1 billion yen as of the end of March, representing a market share of 60.1% of funds sold through Japan Post.

Fourth quarter results

Net revenue for the fourth quarter was 311.3 billion yen (US $ 2.6 billion), a decline of 3.6% quarter-on-quarter and 4.4% year-on-year. Income before income taxes declined 37.1% quarter-on-quarter and 60.3% year-on-year to 83.2 billion yen (US $708 million). Net income during the quarter decreased 58.2% quarter-on-quarter and 74.3% year-on-year to 33.1 billion yen (US $282 million). As a result, fourth quarter ROE was 6.0%.

Fourth quarter business and financial highlights

•	Domestic Retail: Commissions for distribution of investment trusts[4] of 39.1 billion yen, a record high since the start of quarterly reporting.

•	Global Markets: Set up urban revitalization private fund; strengthened operations in real estate finance.

•

Global Investment Banking: Completed large deals such as offerings of shares in Honda Motor and Nintendo, and a Euroyen convertible bond issue; Acted as financial advisor on management integration of Daimaru and Matsuzakaya Holdings.

•	Global Merchant Banking: Tender offer for Tsubaki Nakashima.

•	Asset Management: Nomura Asset Management product chosen by Japan Post for distribution as new target fund.

Fourth quarter business segment results

Domestic Retail

Net revenue was 124.1 billion yen, an increase of 7.1% quarter-on-quarter, and roughly flat year-on-year. However, income before income taxes declined 7.6% from the prior quarter and 15.8% year-on-year to 43.3 billion yen due to an increase in non-interest expenses from investing in personnel and technology systems. Domestic Client Assets stood at 85.2 trillion yen as of March 31, 2007, an increase of 3.7 trillion yen compared to the end of the previous quarter. The number of client accounts with an outstanding balance was 3,953,000, an increase of 53,000 accounts from the end of December.

Commissions for distribution of investment trusts increased 16% from the prior quarter to 39.1 billion yen, a record level for the second straight quarter as sales of funds offering frequent distributions and newly-launched funds remained strong. Retail stock brokerage commissions increased 28.1% from the third quarter to 28.9 billion yen, supported by an increase in equity agency transaction value.

[4]	Nomura Securities

Global Markets

Global Markets net revenue increased 21.2% quarter-on-quarter and declined 26.4% year-on-year to 94.6 billion yen. Income before income taxes decreased 0.8% quarter-on-quarter and 63.7% year-on-year to 23.9 billion yen. In Fixed Income, although order flow for interest rate and currency-linked structured bonds was firm, net revenue declined 58% from the prior quarter to 21.8 billion yen due to the impact of the deterioration in the US subprime loan market. In Equity, net revenue increased 186% quarter-on-quarter to 66.6 billion yen on the back of a rebound in trading revenue from MPO transactions and equity derivatives. In addition, Instinet was consolidated in February and results are reflected in Equity.

Global Investment Banking

In Global Investment Banking, net revenue totaled 26.6 billion yen, a 10.4% quarter-on-quarter increase, and 14.6% year-on-year decline. Income before income taxes increased 6.5% quarter-on-quarter to 11.6 billion yen, a decrease of 31.5% year-on-year. During the year Nomura acted as lead manager in a number of large deals including offerings of shares in Honda Motor and Nintendo by the Banks’ Shareholdings Purchase Corporation, and a Euroyen convertible bond issue by Toray Industries. Nomura also ranked number one in the Equity and Equity-related (Japan) league table5 for fiscal 2006, the sixth straight year in the top position.

In M&A, Nomura acted as financial advisor in such deals as the management integration of Daimaru and Matsuzakaya Holdings, the capital and business alliance between Marubeni, Aeon, and Daiei, and the merger of Mitsubishi Pharma and Tanabe Seiyaku.

Global Merchant Banking

Global Merchant Banking net revenue was minus 900 million yen as there were no major exits during the fourth quarter. Income before income taxes was minus 5.2 billion yen. In terms of new investments, Nomura made an equity investment of around 30 billion yen in the tender offer for Tsubaki Nakashima via a special purpose vehicle.

[5]	Source: Thomson Financial

Asset Management

Asset Management net revenue was 24.1 billion yen, a 1.9% quarter-on-quarter decline and a rise of 30.5% year-on-year. Income before income taxes decreased 34.2% quarter-on-quarter due to expenses related to the consolidation of offices at the headquarters during the quarter, but increased 39.6% from the prior year to 8 billion yen. Assets under management reached a record 27 trillion yen as of the end of March, up 1.4 trillion yen from the end of December 2006. The increase is the result of continued strong sales of investment trusts, in particular funds offering frequent distributions sold through Nomura Securities, banks, and Japan Post. Further, a Nomura Asset Management product was chosen by Japan Post for distribution as a target fund.

Other

Other income before income taxes was minus 500 million yen. The US alternative asset manager Fortress Investment Group, in which we announced an investment in December 2006 and was listed on the New York Stock Exchange in February 2007, is accounted for under the equity method according to US GAAP.

Ends

For further information please contact:

Name	Company	Telephone
Kimiharu Suzuki Michiyori Fujiwara	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Notes to editors:

Nomura Group

Nomura is a global financial services group dedicated to providing a broad range of financial services for individual, institutional, corporate and government clients. The Group offers a diverse line of competitive products and value-added financial and advisory solutions through its global headquarters in Tokyo, over 150 branches in Japan, and an international network in 30 countries; with regional headquarters in Hong Kong, London, and New York. The Group’s business activities include investment consultation and brokerage services for retail investors in Japan, and, on a global basis, brokerage services, securities underwriting, investment banking advisory services, merchant banking, and asset management. For further information about Nomura please visit our website at www.nomura.com.

Fiscal year ended March 31, 2007 (1)

US GAAP Figures

	(Billions of yen)		% change
	For the year ended
	March 31, 2007 (2006.4.1 ~ 2007.3.31) (B)	March 31, 2006 (2005.4.1 ~ 2006.3.31) (A)	(B-A)/(A)
Net revenue	1,091.1	1,145.7	(4.8)
Non-interest expenses	769.3	700.1	9.9

Income from continuing operations before income taxes	321.8	445.6	(27.8)
Income from discontinued operations before income taxes	—	99.4	—

Income before income taxes	321.8	545.0	(41.0)

Income from continuing operations	175.8	256.6	(31.5)
Gain on discontinued operation	—	47.7	—

Net income	175.8	304.3	(42.2)

Return on equity (ROE)	8.3%	15.5%	—

*	In accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets,” income before income taxes and net income from the operations of Millennium Retailing Inc. (one of Nomura Principal Finance’s private equity investee companies, and whose operations were treated as discontinued during the third quarter of the fiscal year ended March 31, 2006, in conjunction with the agreement reached in the third quarter by Nomura Principal Finance to sell its stake in Millennium Retailing Inc.) are separately reported as income from discontinued operations retroactively to the first quarter of the fiscal year ended March 31, 2006. Net revenue and non-interest expenses of such discontinued operations are not shown independently.

Total of business segments

	(Billions of yen)		% change
	For the year ended
	March 31, 2007 (2006.4.1 ~ 2007.3.31) (B)	March 31, 2006 (2005.4.1 ~ 2006.3.31) (A)	(B-A)/(A)
Net revenue	1,057.7	1,059.8	(0.2)
Non-interest expense	680.5	607.8	12.0

Income before income taxes	377.3	452.0	(16.5)

Fiscal year ended March 31, 2007 (2)

(1) Net revenue

	(Billions of yen)		% change
	For the year ended
	March 31, 2007 (2006.4.1 ~ 2007.3.31) (B)	March 31, 2006 (2005.4.1 ~ 2006.3.31) (A)	(B-A)/(A)
Business segment information:
Domestic Retail	440.1	446.5	(1.4)
Global Markets	290.0	371.1	(21.8)
Global Investment Banking	99.2	99.7	(0.5)
Global Merchant Banking	65.0	68.2	(4.8)
Asset Management	90.1	65.8	36.8

Sub Total	984.4	1,051.4	(6.4)
Other	73.3	8.4	772.8

Net revenue	1,057.7	1,059.8	(0.2)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for relationship purposes	(38.2)	59.3	—
Effect of consolidation/deconsolidation of certain private equity investee companies	71.6	26.5	169.8

Consolidated net revenue	1,091.1	1,145.7	(4.8)

(2) Non-interest expenses

Business segment information:
Domestic Retail	279.3	249.3	12.0
Global Markets	231.2	213.4	8.4
Global Investment Banking	54.8	48.1	13.8
Global Merchant Banking	12.2	12.8	(5.1)
Asset Management	53.6	45.2	18.6

Sub Total	631.1	568.9	10.9
Other	49.4	38.9	26.9

Non-interest expense	680.5	607.8	12.0

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for relationship purposes	—	—	—
Effect of consolidation/deconsolidation of certain private equity investee companies	88.9	92.2	(3.6)

Consolidated non-interest expenses	769.3	700.1	9.9

(3) Income (loss) before income taxes

Business segment information:
Domestic Retail	160.9	197.2	(18.4)
Global Markets	58.8	157.7	(62.7)
Global Investment Banking	44.4	51.5	(13.8)
Global Merchant Banking	52.8	55.4	(4.7)
Asset Management	36.5	20.6	76.8

Sub Total	353.3	482.5	(26.8)
Other	23.9	(30.5)	—

Income before income taxes	377.3	452.0	(16.5)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for relationship purposes	(38.2)	59.3	—
Effect of consolidation/deconsolidation of certain private equity investee companies	(17.3)	(65.7)	—

Income from continuing operations before income taxes	321.8	445.6	(27.8)
Income from discontinued operations before income taxes	—	99.4	—

Income before income taxes (Total of continuing operations and discontinued operation)	321.8	545.0	(41.0)

*	The major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in “Other”.

The following table presents the major components of income/(loss) before income taxes in “Other”

	(Billions of yen)		% change
	For the year ended
	March 31, 2007 (2006.4.1 ~ 2007.3.31) (B)	March 31, 2006 (2005.4.1 ~ 2006.3.31) (A)	(B-A)/(A)
Net gain/loss on trading related to economic hedging transactions	(38.4)	(64.8)	—
Realized gain on investments in equity securities held for relationship purposes	18.1	8.4	116.3
Equity in earnings of affiliates	53.2	27.8	91.0
Corporate items	(11.1)	(7.4)	—
Others	2.1	5.4	(60.8)

Total	23.9	(30.5)	—

Fourth quarter of fiscal year ended March 31, 2007 (1)

US GAAP Figures

	(Billions of yen)		% change	(Billions of yen)	% change
	March 31, 2007 (2007.1.1 ~ 2007.3.31) (B)	December 31, 2006 (2006.10.1 ~ 2006.12.31) (A)	(B-A)/(A)	March 31, 2006 (2006.1.1 ~ 2006.3.31) (C)	(B-C)/(C)
Net revenue	311.3	322.9	(3.6)	325.7	(4.4)
Non-interest expense	228.1	190.8	19.6	198.7	14.8

Income from continuing operations before income taxes	83.2	132.1	(37.1)	127.0	(34.5)
Income from discontinued operations before income taxes	—	—	—	82.6	—

Income before income taxes	83.2	132.1	(37.1)	209.6	(60.3)

Income from continuing operations	33.1	79.1	(58.2)	82.8	(60.0)
Gain on discontinued operation	—	—	—	45.9	—

Net income	33.1	79.1	(58.2)	128.6	(74.3)

Return on equity (ROE)	6.0%	14.6%	—	25.4%	—

*	In accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets,” income before income taxes and net income from the operations of Millennium Retailing Inc. (one of Nomura Principal Finance’s private equity investee companies, and whose operations were treated as discontinued during the third quarter of the fiscal year ended March 31, 2006, in conjunction with the agreement reached in the third quarter by Nomura Principal Finance to sell its stake in Millennium Retailing Inc.) are separately reported as income from discontinued operations retroactively to the first quarter of the fiscal year ended March 31, 2006. Net revenue and non-interest expenses of such discontinued operations are not shown independently.

Total of business segments

	(Billions of yen)		% change	(Billions of yen)	% change
	March 31, 2007 (2007.1.1 ~ 2007.3.31) (B)	December 31, 2006 (2006.10.1 ~ 2006.12.31) (A)	(B-A)/(A)	March 31, 2006 (2006.1.1 ~ 2006.3.31) (C)	(B-C)/(C)
Net revenue	283.6	308.7	(8.1)	282.2	0.5
Non-interest expense	202.3	164.8	22.8	180.9	11.8

Income before income taxes	81.2	143.9	(43.5)	101.2	(19.8)

Fourth quarter of fiscal year ended March 31, 2007 (2)

(1) Net revenue

	(Billions of yen)		% change	(Billions of yen)	% change
	March 31, 2007 (2007.1.1 ~ 2007.3.31) (B)	December 31, 2006 (2006.10.1 ~ 2006.12.31) (A)	(B-A)/(A)	March 31, 2006 (2006.1.1 ~ 2006.3.31) (C)	(B-C)/(C)
Business segment information:
Domestic Retail	124.1	115.9	7.1	123.6	0.4
Global Markets	94.6	78.1	21.2	128.4	(26.4)
Global Investment Banking	26.6	24.1	10.4	31.1	(14.6)
Global Merchant Banking	(0.9)	9.2	—	(15.5)	—
Asset Management	24.1	24.5	(1.9)	18.4	30.5

Sub Total	268.4	251.8	6.6	286.1	(6.2)
Other	15.2	56.8	(73.3)	(3.9)	—

Net revenue	283.6	308.7	(8.1)	282.2	0.5

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for relationship purposes	0.3	(13.1)	—	2.8	(88.3)
Effect of consolidation/deconsolidation of certain private equity investee companies	27.4	27.4	0.0	40.7	(32.8)

Consolidated net revenue	311.3	322.9	(3.6)	325.7	(4.4)

(2) Non-interest expenses

Business segment information:
Domestic Retail	80.8	69.0	17.1	72.2	12.0
Global Markets	70.6	53.9	31.0	62.4	13.2
Global Investment Banking	15.0	13.2	13.7	14.2	5.7
Global Merchant Banking	4.2	2.6	64.9	5.5	(23.6)
Asset Management	16.1	12.4	29.8	12.7	26.5

Sub Total	186.7	151.0	23.6	167.0	11.8
Other	15.6	13.7	13.9	14.0	11.8

Non-interest expense	202.3	164.8	22.8	180.9	11.8

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for relationship purposes	—	—	—	—	—
Effect of consolidation/deconsolidation of certain private equity investee companies	25.8	26.0	(1.0)	17.8	45.0

Consolidated non-interest expenses	228.1	190.8	19.6	198.7	14.8

(3) Income (loss) before income taxes

Business segment information:
Domestic Retail	43.3	46.9	(7.6)	51.4	(15.8)
Global Markets	23.9	24.1	(0.8)	66.0	(63.7)
Global Investment Banking	11.6	10.9	6.5	17.0	(31.5)
Global Merchant Banking	(5.2)	6.7	—	(21.0)	—
Asset Management	8.0	12.2	(34.2)	5.7	39.6

Sub Total	81.7	100.8	(18.9)	119.1	(31.4)
Other	(0.5)	43.1	—	(17.9)	—

Income before income taxes	81.2	143.9	(43.5)	101.2	(19.8)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for relationship purposes	0.3	(13.1)	—	2.8	(88.3)
Effect of consolidation/deconsolidation of certain private equity investee companies	1.6	1.3	20.4	23.0	(93.1)

Income from continuing operations before income taxes	83.2	132.1	(37.1)	127.0	(34.5)
Income from discontinued operations before income taxes	—	—	—	82.6	—

Income before income taxes (Total of continuing operations and discontinued operation)	83.2	132.1	(37.1)	209.6	(60.3)

*	The major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in “Other”.

The following table presents the major components of income/(loss) before income taxes in “Other”

	(Billions of yen)		% change	(Billions of yen)	% change
	March 31, 2007 (2007.1.1 ~ 2007.3.31) (B)	December 31, 2006 (2006.10.1 ~ 2006.12.31) (A)	(B-A)/(A)	March 31, 2006 (2006.1.1 ~ 2006.3.31) (C)	(B-C)/(C)
Net gain/loss on trading related to economic hedging transactions	(1.1)	(11.9)	—	(36.0)	—
Realized gain (loss) on investments in equity securities held for relationship purposes	0.3	13.0	(97.9)	0.3	(6.7)
Equity in earnings of affiliates	4.7	39.0	(87.8)	13.9	(65.8)
Corporate items	(1.8)	(5.9)	—	(0.6)	—
Others	(2.6)	8.9	—	4.5	—

Total	(0.5)	43.1	—	(17.9)	—

1.	This document is produced by Nomura Holdings, Inc. ("Nomura"). Copyright 2007 Nomura Holdings, Inc. All rights reserved.

2.	Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

3.	No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

4.	The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

5.	This document contains statements that may constitute, and from time to time our management may make "forward-looking statements" within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

6.	The consolidated financial information in this document is unaudited.

Financial Summary For the Year Ended March 31, 2007 (US GAAP)

Date:	April 26, 2007

Company name (code number):	Nomura Holdings, Inc. (8604)
Stock exchange listings:	(In Japan) Tokyo, Osaka, Nagoya
(Overseas) New York, Singapore
Representative:	Nobuyuki Koga
President and Chief Executive Officer, Nomura Holdings, Inc.
For inquiries:	Tomoyuki Funabiki
Managing Director, Investor Relations Department, Nomura Group Headquarters, Nomura Securities Co., Ltd.
Tel: (Country Code 81) 3-3211-1811
URL http://www.nomura.com

1. Consolidated Operating Results

(1) Operating Results

	For the year ended March 31
	2007		2006
	(Yen amounts in millions, except per share data)
		% Change from March 31, 2006
Total revenue	2,049,101	14.3%	1,792,840
Net revenue	1,091,101	(4.8)%	1,145,650
Income from continuing operations before income taxes	321,758	(27.8)%	445,600
Income from discontinued operations before income taxes	—	—	99,413

Net income	175,828	(42.2)%	304,328
Basic net income per share	92.25		159.02
Diluted net income per share	92.00		158.78
Net income to shareholders’ equity (ROE)	8.3%		15.5%
Income before income taxes to total assets (ROA)	0.9%		1.3%
Income before income taxes divided by total revenue	15.7%		24.9%

Equity in earnings of affiliates	53,367		29,595

Note:	In calculating income before income taxes to total assets (ROA) and income before income taxes divided by total revenue, income from continuing operations before income taxes is used.

(2) Financial Position

	At March 31
	2007	2006
	(Yen amounts in millions, except per share data)
Total assets	35,873,374	35,026,035
Shareholders’ equity	2,185,919	2,063,327
Shareholders’ equity as a percentage of total assets	6.1%	5.9%
Shareholders’ equity per share	1,146.23	1,083.19

(3) Cash flows

	For the year ended March 31
	2007	2006
	(Yen amounts in millions)
Net cash used in operating activities from continuing operations	(1,627,156)	(565,214)
Net cash used in investing activities from continuing operations	(533,813)	(4,678)
Net cash provided by financing activities from continuing operations	1,568,703	829,219
Cash and cash equivalents at end of period	410,028	991,961

Note:	During the year ended March 31, 2007, Nomura began reporting cash flows from loans receivable at banks as investing activities which were in prior years classified as operating activities and cash flows from deposits received at banks as financing activities which were in prior years classified as operating activities. All prior year amounts have been reclassified to conform to the current year presentation.

2. Cash dividends

	For the year ended March 31
	2006	2007	2008 (Plan)
Target dividends per share See note1 dividends record dates
At June 30	—	8.00	8.50
At September 30	12.00	8.00	8.50
At December 31	—	8.00	8.50
At March 31	12.00	8.00	8.50
Additional payout based on the level of profit See note 2
At March 31	24.00	12.00	Unconfirmed
Total at March 31	36.00	20.00	Unconfirmed
For the year	48.00	44.00	34.00
Total annual dividends (Yen amounts in millions)	91,487	83,939	—
Consolidated payout ratio	30.2%	47.7%	—
Consolidated dividends as a percentage of shareholders’ equity per share	4.7%	3.9%	—

Note:

1.	Target dividends are minimum level of cash dividends.
2.	When Nomura achieves a sufficient level of profit, additional dividend will be added to its annual target dividends per share taking into consideration the consolidated payout ratio of over 30%.

3. Earnings forecasts for the year ending March 31, 2008

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings forecasts.

4. Other

(1)	Significant changes to consolidated subsidiaries during the period : Yes

Number of consolidation Inclusion                     1                     (Company name: NHI Acquisition Holding Inc. )

Note: Please refer to page 14 “Organizational Structure” for details.

(2)	Changes in accounting basis, procedure and presentation for the consolidated financial statements

The items described in “Significant changes for presenting the consolidated financial statements”.

a) Changes in accounting principles : Yes

b) Other changes : None

Note: Please refer to page 25 “ Note 1. Summary of accounting policies” for details.

(3)	Number of shares issued (common stock )

	At March 31
	2007	2006
Number of shares outstanding (including treasury stock)	1,965,919,860	1,965,919,860
Treasury stock	57,730,371	59,822,266

Note:	Treasury stock represents the number of share owned by Parent Company

Please refer to page 25 “ Note 2. Per share data” for the number of shares used in basic net income per share calculation.

Parent Company Only Operating Results (Japanese GAAP)

(1) Operating Results

	For the year ended March 31
	2007		2006
	(Yen amounts in millions, except per share data)
		% Change from March 31, 2006
Operating revenue	340,886	54.5%	220,699
Operating income	205,358	66.9%	123,050
Ordinary income	207,221	57.8%	131,282

Net profit	158,235	785.1%	17,878
Net profit per share	82.97		9.34
Fully diluted net profit per share	82.59		9.32

(2) Financial Position

	At March 31
	2007	2006
	(Yen amounts in millions, except per share data)
Total assets	4,438,039	3,627,776
Total net assets	1,475,328	1,446,649
Total net assets as a percentage of total assets	33.2%	39.9%
Total net assets per share	772.51	758.96

Financial Summary for the Fiscal Year Ended March 31, 2007

Results of Operations

US GAAP Figures

	Billions of yen		% Change
	For the year ended		(%)
	March 31, 2007 (2006.4.1~ 2007.3.31) (A)	March 31, 2006 (2005.4.1~ 2006.3.31) (B)	(A-B)/(B)
Net revenue	1,091.1	1,145.7	(4.8)
Non-interest expenses	769.3	700.1	9.9

Income from continuing operations before income taxes	321.8	445.6	(27.8)
Income from discontinued operations before income taxes	—	99.4	—

Income before income taxes	321.8	545.0	(41.0)

Income from continuing operations	175.8	256.6	(31.5)
Gain on discontinued operations	—	47.7	—

Net income	175.8	304.3	(42.2)

Return on equity (ROE)	8.3%	15.5%	—

*	In accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets,” income before income taxes and net income from the operations of Millennium Retailing Inc. (one of Nomura Principal Finance’s private equity investee companies, and whose operations became treated as discontinued for the year ended March 31, 2006) are separately reported as income from discontinued operations. Net revenue and non-interest expenses of such discontinued operations are not shown independently.

Nomura Holdings, Inc. and its consolidated entities (“Nomura”) reported net revenue of 1,091.1 billion yen for the fiscal year ended March 31, 2007, a decrease of 4.8% from the previous year, and non-interest expenses of 769.3 billion yen, a 9.9% year-on-year increase. Income before income taxes (total of continuing operations and discontinued operations) decreased 41.0% to 321.8 billion yen, while net income (total of continuing operations and discontinued operations) decreased 42.2% to 175.8 billion yen. As a result, ROE for the current year was 8.3%.

Total of business segments

	Billions of yen		% Change
	For the year ended		(%)
	March 31, 2007 (2006.4.1~ 2007.3.31) (A)	March 31, 2006 (2005.4.1~ 2006.3.31) (B)	(A-B)/(B)
Net revenue	1,057.7	1,059.8	(0.2)
Non-interest expenses	680.5	607.8	12.0

Income before income taxes	377.3	452.0	(16.5)

Nomura engages in private equity investing through its Global Merchant Banking division. Nomura’s US GAAP consolidated financial information includes the effect of consolidation/deconsolidation of certain private equity investee companies. Business segment totals exclude these effects as well as gain (loss) on investments in equity securities held for relationship purposes.

Net revenue of business segments for the fiscal year ended March 31, 2007, decreased 0.2% from the prior year to 1,057.7 billion yen. Non-interest expenses increased 12.0% year-on-year to 680.5 billion yen, and income before income taxes fell 16.5% year-on-year to 377.3 billion yen. Please refer to page 34 for an explanation of the differences between US GAAP and business segment values.

Income (loss) before income taxes by business segment

	Billions of yen		% Change
	For the year ended		(%)
	March 31, 2007 (2006.4.1~ 2007.3.31) (A)	March 31, 2006 (2005.4.1~ 2006.3.31) (B)	(A-B)/(B)
Domestic Retail	160.9	197.2	(18.4)
Global Markets	58.8	157.7	(62.7)
Global Investment Banking	44.4	51.5	(13.8)
Global Merchant Banking	52.8	55.4	(4.7)
Asset Management	36.5	20.6	76.8

Sub Total	353.3	482.5	(26.8)
Other	23.9	(30.5)	—

Income before income taxes	377.3	452.0	(16.5)

*	In January 2006, certain functions of Other businesses were integrated to Asset Management. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

In Domestic Retail, income before income taxes decreased 18.4% from last year to 160.9 billion yen.

Although a decline in equity agency transaction value led to a drop in stock brokerage commissions compared to last year, robust sales of existing funds offering frequent distributions and newly established investment trusts resulted in an increase in commissions for distribution of investment trusts and investment trust administration fees and other. As such, revenue remained strong around the same level as last year. However, in view of our growing client base and further expansion of the pool of investors in Japan, we increased our headcount, opened new branches, expanded our call centers, and built up our IT infrastructure. These investments led to an increase in non-interest expenses.

In Global Markets, income before income taxes declined 62.7% from the prior year to 58.8 billion yen. In spite of a rebound in order flow for interest rate and currency-linked structured bonds during the second half of the year, Fixed Income saw a decline in revenue as a result of weak trading due to changes in the interest rate and currency market environments. In Equity, although MPO transactions and equity derivative trading turned up during the fourth quarter, trading revenue declined as equity market volatility remained low until the third quarter.

In Global Investment Banking, income before income taxes decreased by 13.8% compared to the previous year to 44.4 billion yen. Revenue was strong around the same level as last year as equity underwriting increased markedly during the year, M&A related businesses remained firm, and business in Europe expanded following a strategic build up. However, income before income taxes declined as a result of higher expenses due mainly to an increase in headcount in our international operations. In equity underwriting we acted as lead manager on large transactions for Mitsubishi UFJ Financial Group, Toyota Motor, Aeon, Sharp, and Nomura Real Estate Holdings. We ranked number one in the Japan Equity and Equity-related league table1 for the sixth straight fiscal year. In our solutions business, we conducted an MPO for Sojitz and in M&A we acted as financial advisor on the MBO of Skylark and management integration of Daimaru and Matsuzakaya Holdings. In international deals, we acted as joint bookrunner for the IPO of Sistema Hals, a leading Russian property development company, and global offering by Infosys Technologies, a major Indian IT company.

In Global Merchant Banking, income before income taxes declined 4.7% compared to the previous year to 52.8 billion yen. During the year, we invested in Skylark and Mitsui Life Insurance while also actively exiting from other investments. This resulted in a continued high level of revenue. We booked realized and unrealized gains from the sale of a part of our stake in Tungaloy, a Nomura Principal Finance

[1]	Source: Thomson Financial

investee company, and the partial sale of Terra Firma investee companies.

In Asset Management, income before income taxes increased 76.8% from the prior year to 36.5 billion yen, up for the third consecutive year. As investment trusts become increasingly popular in Japan, assets under management in publicly offered investment trusts reached a record level. Sales of existing funds such as the My Story Profit Distribution-type Fund remained strong, while newly launched funds such as the Asia Attractive Dividend Stock Fund and Nomura All-In-One Fund also sold well. The expansion of our investment trust business is the result of expanding our product lineup to meet the increasingly diverse asset management needs of our customers and diversifying our sales channels by strengthening our approach to Nomura Securities, Japan Post, and banks and trust banks nationwide. Our investment advisory business also performed strongly driven mainly by demand from outside Japan. As a result, assets under management totaled 27 trillion yen as of March 31, 2007, an increase of 3.9 trillion yen from March 2006. In addition, we booked a gain on the sale of our stake in a joint venture during the second quarter of the year ended March 31, 2007.

Other income before income taxes was 23.9 billion yen. Total income before income taxes for all business segments decreased 16.5% from the prior year to 377.3 billion yen.

Further, Nomura Real Estate Holdings (NREH), a subsidiary of Nomura Land and Building (NLB) which is in turn an equity method affiliate of Nomura, completed an initial public offering and listed on the Tokyo Stock Exchange during the fiscal year ended March 31, 2007. NLB recognized a gain on the partial sale of its stake in NREH and a gain on the increase of its remaining share. This effect was booked by Nomura from NLB under the equity method.

Financial Position

Total assets as of March 31, 2007, were 35.9 trillion yen, an increase of 0.8 trillion yen compared to March 31, 2006, reflecting an increase in loans and receivables, collateralized agreements, and other assets. Total liabilities as of March 31, 2007, were 33.7 trillion yen, an increase of 0.7 trillion yen compared to March 31, 2006, due to an increase in collateralized financing and borrowings. Total shareholders’ equity at March 31, 2007, was 2.2 trillion yen, an increase of 0.1 trillion yen compared to March 31, 2006, due to an increase in retained earnings.

Cash and cash equivalents as of March 31, 2007, decreased by 581.9 billion yen compared to March 31, 2006. Net cash used in operating activities amounted to 1,627.2 billion yen due to an increase of trading-related balances (net of trading related assets and liabilities). Trading-related balances consist of trading assets and private equity investments, collateralized agreements, trading liabilities, collateralized financing and receivables and payables arising from unsettled trades (included in receivables or payables). Net cash used in investing activities was 533.8 billion yen, due to the purchase of office buildings, land, equipment and facilities, and an increase of other investments (included business acquisition, investment in affiliated companies). Net cash provided by financing activities was 1,568.7 billion yen as a result of an increase in borrowings.

Financial Summary for the Three Months Ended March 31, 2007

Results of Operations

US GAAP Figures

	Billions of yen		% Change	Billions of yen	% Change
	For the three months ended		(%)	For the three months ended	(%)
	March 31, 2007 (2007.1.1 2007.3.31) (A)	December 31, 2006 (2006.10.1~ 2006.12.31) (B)	(A-B)/(B)	March 31, 2006 (2006.1.1~ 2006.3.31) (C)	(A-C)/(C)
Net revenue	311.3	322.9	(3.6)	325.7	(4.4)
Non-interest expenses	228.1	190.8	19.6	198.7	14.8

Income from continuing operations before income taxes	83.2	132.1	(37.1)	127.0	(34.5)
Income from discontinued operations before income taxes	—	—	—	82.6	—

Income before income taxes	83.2	132.1	(37.1)	209.6	(60.3)

Income from continuing operations	33.1	79.1	(58.2)	82.8	(60.0)
Gain on discontinued operations	—	—	—	45.9	—

Net income	33.1	79.1	(58.2)	128.6	(74.3)

Return on equity (ROE, annualized)	6.0%	14.6%	—	25.4%	—

*	In accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets,” income before income taxes and net income from the operations of Millennium Retailing Inc. (one of Nomura Principal Finance’s private equity investee companies, and whose operations were treated as discontinued for the year ended March 31, 2006, in conjunction with the agreement reached in the third quarter by Nomura Principal Finance to sell its stake in Millennium Retailing Inc.) are separately reported as income from discontinued operations retroactively to the first quarter of the fiscal year ended March 31, 2006. Net revenue and non-interest expenses of such discontinued operations are not shown independently.

Nomura reported net revenue of 311.3 billion yen for the three months ended March 31, 2007, a 3.6% decrease from the previous quarter and a 4.4% decline compared to the prior-year fourth quarter. Non-interest expenses increased 19.6% from the previous quarter and increased 14.8% compared to the prior-year fourth quarter to 228.1 billion yen. Income before income taxes (total of continuing operations and discontinued operations) of 83.2 billion yen was down 37.1% from the previous quarter and 60.3% compared to the fourth quarter last year, while net income (total of continuing operations and discontinued operations) decreased 58.2% from the previous quarter and 74.3% compared to the prior-year fourth quarter to 33.1 billion yen. ROE for the quarter was 6.0%.

Total of business segments

	Billions of yen		% Change	Billions of yen	% Change
	For the three months ended		(%)	For the three months ended	(%)
	March 31, 2007 (2007.1.1~ 2007.3.31) (A)	December 31, 2006 (2006.10.1~ 2006.12.31) (B)	(A-B)/(B)	March 31, 2006 (2006.1.1~ 2006.3.31) (C)	(A-C)/(C)
Net revenue	283.6	308.7	(8.1)	282.2	0.5
Non-interest expenses	202.3	164.8	22.8	180.9	11.8

Income before income taxes	81.2	143.9	(43.5)	101.2	(19.8)

Nomura engages in private equity investing through its Global Merchant Banking division. Nomura’s US GAAP consolidated financial information includes the effect of consolidation/deconsolidation of certain private equity investee companies. Business segment totals exclude these effects as well as gain (loss) on investments in equity securities held for relationship purposes.

Net revenue of business segments for the three months ended March 31, 2007, was 283.6 billion yen, a 8.1% decrease from the prior quarter and 0.5% increase compared to the same period last year. Non-interest expenses increased 22.8% from the previous quarter and increased 11.8% compared to the prior-year fourth quarter to 202.3 billion yen. Income before income taxes decreased 43.5% from the previous quarter and 19.8% compared to the prior-year fourth quarter to 81.2 billion yen. Please refer to page 34 for an explanation of the differences between US GAAP and business segment values.

Income (loss) before income taxes by business segments

	Billions of yen		% Change	Billions of yen	% Change
	For the three months ended		(%)	For the three months ended	(%)
	March 31, 2007 (2007.1.1~ 2007.3.31) (A)	December 31, 2006 (2006.10.1~ 2006.12.31) (B)	(A-B)/(B)	March 31, 2006 (2006.1.1~ 2006.3.31) (C)	(A-C)/(C)
Domestic Retail	43.3	46.9	(7.6)	51.4	(15.8)
Global Markets	23.9	24.1	(0.8)	66.0	(63.7)
Global Investment Banking	11.6	10.9	6.5	17.0	(31.5)
Global Merchant Banking	(5.2)	6.7	—	(21.0)	—
Asset Management	8.0	12.2	(34.2)	5.7	39.6

Sub Total	81.7	100.8	(18.9)	119.1	(31.4)
Other	(0.5)	43.1	—	(17.9)	—

Income before income taxes	81.2	143.9	(43.5)	101.2	(19.8)

*	In January 2006, certain functions of Other business were integrated to Asset Management. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

Fourth quarter income before income taxes was 43.3 billion yen for Domestic Retail, down 7.6% from the third quarter and 15.8% from the same period last year; 23.9 billion yen from Global Markets, down 0.8% from the third quarter and 63.7% from the same period last year; 11.6 billion yen from Global Investment Banking, up 6.5% from the third quarter and down 31.5% compared to last year; minus 5.2 billion yen from Global Merchant Banking; and 8 billion yen from Asset Management, down 34.2% from the third quarter and up 39.6% from the same period last year.

Other income before income taxes was minus 0.5 billion yen. Total income before income taxes for all business segments was 81.2 billion yen, down 43.5% from the prior quarter and 19.8% from the prior-year fourth quarter.

Business Segment Results for the Three Months Ended March 31, 2007

Operating Results of Domestic Retail

	Billions of yen		% Change
	For the three months ended		(%)
	March 31, 2007 (2007.1.1~ 2007.3.31) (A)	December 31, 2006 (2006.10.1~ 2006.12.31) (B)	(A-B)/(B)
Net revenue	124.1	115.9	7.1
Non-interest expenses	80.8	69.0	17.1

Income before income taxes	43.3	46.9	(7.6)

Net revenue increased 7.1% from the previous quarter to 124.1 billion yen. Non-interest expenses increased 17.1% to 80.8 billion yen. Income before income taxes was 43.3 billion yen, down 7.6% compared to the prior quarter.

For the second consecutive quarter, commissions for distribution of investment trusts were a record high since we began reporting earnings on a quarterly basis under US GAAP in the fiscal year ended March 2002, while investment trust administration fees and other also increased. This was the result of strong sales of existing investment trusts offering frequent distributions as well as newly launched funds. Retail stock brokerage commissions also increased, supported by an increase in equity agency transaction value.

Domestic Client Assets2 totaled 85.2 trillion yen as of March 31, 2007, a 3.7 trillion yen increase from the end of December 2006.

Operating Results of Global Markets

	Billions of yen		% Change
	For the three months ended		(%)
	March 31, 2007 (2007.1.1~ 2007.3.31) (A)	December 31, 2006 (2006.10.1~ 2006.12.31) (B)	(A-B)/(B)
Net revenue	94.6	78.1	21.2
Non-interest expenses	70.6	53.9	31.0

Income before income taxes	23.9	24.1	(0.8)

Net revenue increased 21.2% from the previous quarter to 94.6 billion yen. Non-interest expenses rose 31.0% to 70.6 billion yen. Income before income taxes edged down 0.8% from the third quarter to 23.9 billion yen.

In Fixed Income, although order flow for interest rate and currency-linked structured bonds was firm, net revenue declined due to the impact of the deterioration in the US subprime loan market. In Equity, net revenue increased on the back of a rebound in trading revenue from MPO transactions and equity derivatives.

[2]	Domestic Client Assets refers to the sum of assets under custody in the Domestic Retail segment (including regional financial institutions) and the Financial Management Division.

Operating Results of Global Investment Banking

	Billions of yen		% Change
	For the three months ended		(%)
	March 31, 2007 (2007.1.1~ 2007.3.31) (A)	December 31, 2006 (2006.10.1~ 2006.12.31) (B)	(A-B)/(B)
Net revenue	26.6	24.1	10.4
Non-interest expenses	15.0	13.2	13.7

Income before income taxes	11.6	10.9	6.5

Net revenue increased 10.4% from the previous quarter to 26.6 billion yen. Non-interest expenses increased 13.7% to 15 billion yen, while income before income taxes increased 6.5% to 11.6 billion yen.

In Equity Finance, we acted as lead manager in a number of large deals including the offerings of shares in Honda Motor and Nintendo by the Banks’ Shareholdings Purchase Corporation, and the Euroyen convertible bond issue by Toray Industries. We ranked number one in the Equity and Equity-related (Japan) league table3 for fiscal 2006, the sixth straight fiscal year we have retained the top position.

In M&A, we acted as financial advisor in such deals as the management integration of Daimaru and Matsuzakaya Holdings, the capital and business alliance between Marubeni, Aeon, and Daiei, and the merger of Mitsubishi Pharma and Tanabe Seiyaku.

Operating Results of Global Merchant Banking

	Billions of yen		% Change
	For the three months ended		(%)
	March 31, 2007 (2007.1.1~ 2007.3.31) (A)	December 31, 2006 (2006.10.1~ 2006.12.31) (B)	(A-B)/(B)
Net revenue	(0.9)	9.2	—
Non-interest expenses	4.2	2.6	64.9

Income before income taxes	(5.2)	6.7	—

Net revenue was minus 0.9 billion yen. Non-interest expenses increased 64.9% to 4.2 billion yen. Income before income taxes was minus 5.2 billion yen. The drop in revenue is due to the fact that there were no major exits during the fourth quarter.

In terms of new investments, we made an equity investment in the tender offer for Tsubaki Nakashima via a special purpose vehicle, and acquired a stake in Kawamura Electric.

[3]	Source: Thomson Financial

Operating Results of Asset Management

	Billions of yen		% Change
	For the three months ended		(%)
	March 31, 2007 (2007.1.1~ 2007.3.31) (A)	December 31, 2006 (2006.10.1~ 2006.12.31) (B)	(A-B)/(B)
Net revenue	24.1	24.5	(1.9)
Non-interest expenses	16.1	12.4	29.8

Income before income taxes	8.0	12.2	(34.2)

Net revenue decreased 1.9% from the previous quarter to 24.1 billion yen, while non-interest expenses increased 29.8% to 16.1 billion yen. Income before income taxes declined 34.2% to 8 billion yen.

The gradual expansion of assets under management led to an increase in asset management fees. However, net revenue declined from the prior quarter as performance fees booked at the end of the calendar year were not present this quarter and the unrealized gain on seed money used to develop new products decreased due to the global drop in stock prices that occurred during the quarter. Non-interest expenses increased due to expenses related to the consolidation of offices at the headquarters during the quarter, also leading to the decline in income before income taxes.

Robust sales of investment trusts through Nomura Securities, banks and trust banks nationwide, and Japan Post and strong inflow of new funds offset a drop in asset prices to ensure a high level of revenue was maintained. In addition, a Nomura Asset Management product was chosen by Japan Post for distribution as its new target fund.

Other Operating Results

	Billions of yen		% Change
	For the three months ended		(%)
	March 31, 2007 (2007.1.1~ 2007.3.31) (A)	December 31, 2006 (2006.10.1~ 2006.12.31) (B)	(A-B)/(B)
Net revenue	15.2	56.8	(73.3)
Non-interest expenses	15.6	13.7	13.9

Income (loss) before income taxes	(0.5)	43.1	—

Income before income taxes was 15.2 billion yen, down 73.3% from the third quarter because of profit booked from the IPO of Nomura Real Estate Holdings in the prior quarter. Income before income taxes was minus 0.5 billion yen.

The US alternative asset manager Fortress Investment Group, in which we announced an investment in December 2006 and was listed on the New York Stock Exchange in February 2007, is accounted for under the equity method according to US GAAP.

(Please refer to page 30 for details.)

Non-interest Expenses (Segment Total)

	Billions of yen		% Change
	For the three months ended		(%)
	March 31, 2007 (2007.1.1~ 2007.3.31) (A)	December 31, 2006 (2006.10.1~ 2006.12.31) (B)	(A-B)/(B)
Compensation and benefits	93.5	82.8	13.0
Commissions and floor brokerage	18.1	11.8	53.8
Information processing and communications	32.0	27.2	17.7
Occupancy and related depreciation	17.6	13.5	29.7
Business development expenses	10.4	8.4	23.6
Other	30.8	21.1	45.8

Non-Interest Expenses	202.3	164.8	22.8

Business segment non-interest expenses increased 22.8% from the previous quarter to 202.3 billion yen. Compensation and benefits rose 13.0% to 93.5 billion yen. Information processing and communications increased 17.7% from the prior quarter to 32 billion yen due to an increase in IT investment in Japan.

Nomura’s Capital Management

Capital Management Policy

Nomura seeks to enhance shareholder value by capturing business opportunities as they develop. To achieve this goal, Nomura maintains sufficient capital to support its business. Nomura reviews its sufficiency of capital as appropriate, taking into consideration economic risks inherent in its businesses, regulatory requirements, and maintenance of a sufficient debt rating for a global financial institution.

Dividend

In regard to cash dividends, Nomura first decides target dividend amounts, minimum level of cash dividend, taking into account the firm’s dividend-on-equity ratio (DOE) of about 3%. When Nomura achieves a sufficient level of profit, it will decide the amount of the year-end cash dividend taking into consideration a pay-out ratio of over 30%. Nomura seeks to ensure sustainable growth of its target dividend in the medium to long term. As for retained profits, Nomura intends to invest in business areas where high profitability and growth may reasonably be expected, including development and expansion of infrastructure, to maximize value for shareholders.

Stock Repurchase

Nomura repurchases shares when it recognizes the need to set out flexible financial strategies that allow the Board to respond quickly to changes in the business environment. When Nomura decides to set up a share buyback program, the firm will announce the decision soon after it is made and purchase the shares following internal guidelines.

The annual dividend for the current fiscal year is 44 yen per share, in line with Nomura’s capital management policy.

Nomura provides investment, financing and services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings forecasts and dividend forecasts.

Organizational Structure

Nomura Holdings, Inc. and its consolidated subsidiaries, with a core of broker-dealer business, provide a wide range of investment, financing and related services to customers on a global basis. The services we provide include trading, underwriting, and offering securities, asset management services, and others.

The movement of the Company’s certain significant subsidiary with the change in its scope of consolidation for the year ended March 31, 2007 is as follows.

(New)

Name	Location	Capital	Nature of business	Ownership of voting rights
NHI Acquisition Holding Inc.	New York, U.S.A.	Mil USD 200	Holding company in the U.S.A. holding the shares of Instinet Incorporated	100%

Instinet Incorporated is a global agency-broker providing institutional investors with agency electronic trading. Nomura acquired Instinet Incorporated at a price of approximately USD 1.2 billion in February 2007.

The following table lists Nomura Holdings, Inc. and its significant subsidiaries, affiliates or equity-method investments.

Nomura Holdings, Inc.

Domestic Subsidiaries

Nomura Securities Co., Ltd.

Nomura Asset Management Co., Ltd.

The Nomura Trust & Banking Co., Ltd.

Nomura Babcock & Brown Co., Ltd.

Nomura Capital Investment Co., Ltd.

Nomura Investor Relations Co., Ltd.

Nomura Principal Finance Co., Ltd.

Nomura Funds Research and Technologies Co., Ltd.

Nomura Pension Support & Service Co., Ltd.

Nomura Research & Advisory Co., Ltd.

Nomura Business Services Co., Ltd.

Nomura Facilities, Inc.

Nomura Institute of Capital Markets Research

Joinvest Securities Co., Ltd.

Overseas Subsidiaries

Nomura Holding America Inc.

Nomura Securities International, Inc.

Nomura Corporate Research and Asset Management Inc.

Nomura Asset Capital Corporation

The Capital Company of America, LLC

Nomura Derivative Products, Inc.

Nomura Global Financial Products, Inc.

Nomura Securities (Bermuda) Ltd.

Nomura Europe Holdings plc

Nomura International plc

Nomura Bank International plc

Banque Nomura France

Nomura Bank (Luxembourg) S.A.

Nomura Bank (Deutschland) GmbH

Nomura Bank (Switzerland) Ltd.

Nomura Italia S.I.M. p.A.

Nomura Funding Facility Corporation Limited

Nomura Global Funding plc

Nomura Europe Finance N.V.

Nomura Principal Investment plc

NHI Acquisition Holding Inc.

Instinet Incorporated

Nomura Asia Holding N.V.

Nomura Investment Banking (Middle East) B.S.C. (Closed)

Nomura International (Hong Kong) Limited

Nomura Singapore Limited

Nomura Malaysia Sdn. Bhd.

Nomura Australia Limited

PT Nomura Indonesia

Affiliates/ equity-method investments

Nomura Research Institute, Ltd. JAFCO Co., Ltd.

Nomura Land and Building Co., Ltd.

Capital Nomura Securities Public Company Limited

Fortress Investment Group LLC

Corporate Goals and Principles

Management Policy

The vision of Nomura Group (Nomura Holdings, Inc. and its consolidated domestic and foreign subsidiaries, excluding its private investee companies) is to be a globally competitive Japanese financial services group. We have set a management target of achieving an average consolidated ROE of between 10% and 15% over the medium to long term.

In order to achieve this vision, our basic principle is to put our clients’ interests first and to contribute towards the creation of an affluent society, with an emphasis on investment. We will pay close attention to our clients’ needs to provide them with high-value-added solutions and superior service for all forms of investment. We will expand our business portfolio beyond the bounds of the traditional securities business to branch out into new areas of business, and we aim to diversify our sources of revenue to achieve a strong earnings platform capable of withstanding changing market environments. Moreover, we will promote compliance with applicable laws, rules and regulations and ensure proper corporate behavior.

Structure of Business Operations

In executing our business strategy, Nomura Group focuses on globally-linked business divisions, rather than individual legal entities. Nomura Group’s business divisions are comprised of Domestic Retail, Global Markets, Global Investment Banking, Global Merchant Banking and Asset Management. We will strive to achieve a higher level of specialization in each division, advance and grow our business in each respective area, and by enhancing collaboration between business divisions, we will maximize the collective strength of Nomura Group.

Current Challenges

Current business environment

The Japanese economy is expanding moderately as private demand, especially in the corporate sector, continues to maintain an upward trend and corporate performance continues to show strong momentum.

As the global economy continues to expand on the back of regional growth, the US economy remains in a downtrend as a result of an ongoing adjustment in the housing market. However, expectations for a soft landing of the US economy are increasing as private consumption remains firm and US interest rates remain stable.

In this economic environment, Japanese companies are pursuing growth. Strong capital investment activity, investment in mergers and acquisitions, and corporate finance to support these corporate actions are increasing.

Regarding personal financial assets, backed by changes in the social structure as a result of the retirement of baby boomers and further deregulation, the ongoing shift from savings to investment has continued to accelerate, even after the lifting the zero interest rate policy in July 2006.

Expansion of investments for growth by companies and acceleration of the shift from savings to investment of domestic financial assets are two major trends in the domestic financial and capital markets. We believe that our efforts to carry out our duties as a financial services company are becoming increasingly important, and at the same time business opportunities are expanding for us.

There are three major trends in the structural changes of the global financial system.

First, private equity funds and hedge funds are increasing their presence as a supplier of risk money. Traditionally, commercial banks played a dominant role in credit creation. Recently, however, these funds have become key players in the credit creation process. Moreover, providing these funds with high leveraged finance by using financial technologies has become a fundamental business for investment banks and universal banks.

Second, the securitization of balance-sheet assets of financial institutions is increasing. Commercial banks in Europe and the US are concentrating more on increasing the securitization of balance-sheet assets, rather than pursuing scale. As a result, business related to the securitization of assets and credit derivatives to transfer credit risks are gaining momentum. The development of derivatives in recent years is a result of increasing securitization of balance-sheet assets of financial institutions.

Third, the rise of emerging markets. In particular, significant economic development in Asia has attracted the interest of global investors and corporate managers, and the increase of investment flow in Asia is triggering significant changes in the global financial system.

These changes in the domestic and global environment are important opportunities for us to expand our businesses and we will continue to focus on the needs of our clients to see this through.

Challenges and Strategy

Nomura Group, aligned with its management vision to deliver superior services and solutions for all forms of investment, aims to grow by expanding its businesses as a group.

In order to aim for further growth, we will continue to focus on the needs of our clients to expand our business, take a unique approach to our international operations and expand into new areas of business.

Growth of business based on focusing on the needs of our clients

To expand the business of Nomura Group, we believe that it is important to focus on understanding and addressing the needs of our clients to create business. We aim to maintain our growth by working as a group and by developing such client-oriented business globally.

The strategies of each business division are as follows:

In Domestic Retail, we aim to shift personal financial assets away from bank savings to the securities markets, expanding and strengthening our client base. For that purpose, we will promptly offer products and services that meet our clients’ needs by expanding client access channels, which include branch offices, call services and online services. We will also continue our efforts to provide education to investors in order to expand the overall investor universe towards the securities market.

In Global Markets, we provide high value-added products and solutions, through the application of financial techniques such as securitization and derivatives, and provide liquidity to financial instruments such as interest rates, foreign exchange, credit, equity and real estate related products.

In Global Investment Banking, we will expand our M&A advisory and corporate financing businesses by providing high value-added solutions in line with each client’s individual needs. We will also use our domestic and international networks to build up a solid presence in Asia and further expand our global operations.

In Global Merchant Banking, we work closely with other business divisions in the group to maximize the value of our investments by improving the enterprise value of companies we invest in.

In Asset Management, we will continue to maintain a structure which can continuously add value by concentrating our operations, enhancing research capabilities and improving our analysis. We also aim to increase assets under management by diversifying the investment opportunities we can offer and expanding our sales channels. In the defined contribution pension plan business, we will increase Nomura Group’s client base by offering integrated services that run from consulting for plan implementation to offering individual products.

Unique strategic approach to international operations

In international operations, we will continue to implement different business strategies that reflect the different characteristics of each region. In Europe, we will concentrate on strengthening the development and supply of high value-added products and in the US we will continue to move forward with our strategy to focus on our core competencies. In Asia, a region with significant business potential, we will use our financial technology and global distribution network and implement different business strategies that reflect the different characteristics of each country in Asia.

Development of new areas of business

Nomura Group will continue to expand into new areas of business. In the fiscal year ended March 31, 2007, we have gained an electronic trading platform within Nomura Group with the completion of the acquisition of Instinet. We will use M&A as an option to expand our business, if we can be confident about the synergy and effectiveness to provide business that is focused on the needs of our clients.

Also, in the fiscal year ended March 31, 2007, we expanded into other new areas of business, such as with the commencement of an online securities business in Joinvest Securities and the commencement of a loan business in Nomura Capital Investment. We aim to expand Nomura Group’s business and intend to build on this momentum.

In addressing the above challenges and strategy, we will bring together the collective strengths of our domestic and international operations to expand and develop Japan’s financial and capital markets, while also increasing profitability across Nomura Group to achieve our management targets and maximize shareholder value.

NOMURA HOLDINGS, INC.

CONSOLIDATED INCOME STATEMENT INFORMATION

(UNAUDITED)

	Millions of yen		% Change
	For the year ended
	March 31, 2007 (A)	March 31, 2006 (B)	(A-B)/(B)
Revenue:
Commissions	337,458	356,325	(5.3)
Fees from investment banking	99,276	108,819	(8.8)
Asset management and portfolio service fees	145,977	102,667	42.2
Net gain on trading	290,008	304,223	(4.7)
Gain on private equity investments	47,590	12,328	286.0
Interest and dividends	981,344	693,813	41.4
(Loss) gain on investments in equity securities	(20,103)	67,702	—
Private equity entities product sales	100,126	88,210	13.5
Other	67,425	58,753	14.8

Total revenue	2,049,101	1,792,840	14.3
Interest expense	958,000	647,190	48.0

Net revenue	1,091,101	1,145,650	(4.8)

Non-interest expenses :
Compensation and benefits	345,936	325,431	6.3
Commissions and floor brokerage	50,812	32,931	54.3
Information processing and communications	109,987	89,600	22.8
Occupancy and related depreciation	61,279	55,049	11.3
Business development expenses	38,106	32,790	16.2
Private equity entities cost of goods sold	57,184	48,802	17.2
Other	106,039	115,447	(8.1)

	769,343	700,050	9.9

Income from continuing operations before income taxes	321,758	445,600	(27.8)
Income tax expense	145,930	188,972	(22.8)

Income from continuing operations	175,828	256,628	(31.5)

Discontinued operations
Income from discontinued operations before income taxes (including gain on disposal of ¥ 74,852 million in the year ended March 31, 2006)	—	99,413	—
Income tax expense	—	51,713	—

Gain on discontinued operations	—	47,700	—

Net income	175,828	304,328	(42.2)

	Yen		% Change
Per share of common stock:

Basic-
Income from continuing operations	92.25	134.10	(31.2)
Gain on discontinued operations	—	24.92	—

Net income	92.25	159.02	(42.0)

Diluted-
Income from continuing operations	92.00	133.89	(31.3)
Gain on discontinued operations	—	24.89	—

Net income	92.00	158.78	(42.1)

Note:

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” income from discontinued operations are separately reported.

NOMURA HOLDINGS, INC.

CONSOLIDATED BALANCE SHEET INFORMATION

(UNAUDITED)

	Millions of yen
	March 31, 2007	March 31, 2006
ASSETS
Cash and cash deposits:
Cash and cash equivalents	410,028	991,961
Time deposits	546,682	518,111
Deposits with stock exchanges and other segregated cash	97,302	45,564

	1,054,012	1,555,636

Loans and receivables:
Loans receivable	935,711	682,824
Receivables from customers	47,518	26,810
Receivables from other than customers	637,209	656,925
Allowance for doubtful accounts	(2,027)	(2,878)

	1,618,411	1,363,681

Collateralized agreements:
Securities purchased under agreements to resell	8,061,805	8,278,834
Securities borrowed	9,776,422	8,748,973

	17,838,227	17,027,807

Trading assets and private equity investments*:
Trading assets	12,830,826	13,332,165
Private equity investments	347,394	365,276

	13,178,220	13,697,441

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥249,592 million at March 31, 2007 and ¥211,521 million at March 31, 2006, respectively)	422,290	330,964
Non-trading debt securities*	255,934	220,593
Investments in equity securities*	195,238	219,486
Investments in and advances to affiliated companies*	441,536	223,912
Other	869,506	386,515

	2,184,504	1,381,470

Total assets	35,873,374	35,026,035

*	Including securities pledged as collateral

Note: Reclassifications -

Certain prior year amounts have been reclassified to conform to the current year presentation.

NOMURA HOLDINGS, INC.

CONSOLIDATED BALANCE SHEET INFORMATION

(UNAUDITED)

	Millions of yen
	March 31, 2007	March 31, 2006
LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term borrowings	1,093,529	691,759

Payables and deposits:
Payables to customers	304,462	247,511
Payables to other than customers	623,143	619,271
Deposits received at banks	418,250	372,949

	1,345,855	1,239,731

Collateralized financing:
Securities sold under agreements to repurchase	11,874,697	10,773,589
Securities loaned	7,334,086	6,486,798
Other secured borrowings	1,390,473	3,002,625

	20,599,256	20,263,012

Trading liabilities	4,800,403	6,527,627
Other liabilities	845,522	641,980
Long-term borrowings	5,002,890	3,598,599

Total liabilities	33,687,455	32,962,708

Shareholders’ equity:
Common stock
Authorized - 6,000,000,000 shares
Issued - 1,965,919,860 shares at March 31, 2007 and March 31, 2006
Outstanding - 1,907,049,871 shares at March 31, 2007 and
1,904,864,196 shares at March 31, 2006	182,800	182,800
Additional paid-in capital	165,496	159,527
Retained earnings	1,910,978	1,819,037
Accumulated other comprehensive (loss) income	6,613	(15,225)

	2,265,887	2,146,139
Common stock held in treasury, at cost -
58,869,989 shares and
61,055,664 shares at March 31, 2007 and March 31, 2006, respectively	(79,968)	(82,812)

Total shareholders’ equity	2,185,919	2,063,327

Total liabilities and shareholders’ equity	35,873,374	35,026,035

Note: Reclassifications -

Certain prior year amounts have been reclassified to conform to the current year presentation.

NOMURA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(UNAUDITED)

	Millions of yen
	For the year ended
	March 31, 2007	March 31, 2006
Common stock
Balance at beginning of year	182,800	182,800

Balance at end of year	182,800	182,800

Additional paid-in capital
Balance at beginning of year	159,527	155,947
Gain (loss) on sales of treasury stock	(556)	192
Issuance of common stock options	6,525	3,388

Balance at end of year	165,496	159,527

Retained earnings
Balance at beginning of year	1,819,037	1,606,136
Net income	175,828	304,328
Cash dividends	(83,887)	(91,427)

Balance at end of year	1,910,978	1,819,037

Accumulated other comprehensive income Cumulative translation adjustments
Balance at beginning of year	(1,129)	(18,083)
Net change during the year	38,018	16,954

Balance at end of year	36,889	(1,129)

Defined benefit pension plans
Balance at beginning of year	(14,096)	(24,645)
Minimum pension liability adjustment	(387)	10,549
Adjustments to initially apply SFAS 158(1)	(15,793)	—

Balance at end of year	(30,276)	(14,096)

Common stock held in treasury
Balance at beginning of year	(82,812)	(33,726)
Repurchases of common stock	(204)	(49,507)
Sale of common stock (including common stock issued to employees)	2,935	679
Other net change in treasury stock	113	(258)

Balance at end of year	(79,968)	(82,812)

Total shareholders’ equity
Balance at end of year	2,185,919	2,063,327

(1)	For the initial year of application, the adjustments are not reflected on the consolidated comprehensive income.

NOMURA HOLDINGS, INC.

CONSOLIDATED INFORMATION OF CASH FLOWS

(UNAUDITED)

	Millions of yen
	For the year ended
	March 31, 2007	March 31, 2006
Cash flows from operating activities from continuing operations:
Income from continuing operations	175,828	256,628
Adjustments to reconcile income from continuing operations to net cash (used in) provided by operating activities from continuing operations
Depreciation and amortization	50,432	42,812
Loss (gain) on investments in equity securities	20,103	(67,702)
Changes in operating assets and liabilities:
Time deposits	24,395	(81,193)
Deposits with stock exchanges and other segregated cash	(30,186)	(440)
Trading assets and private equity investments	1,039,123	2,302,636
Trading liabilities	(1,986,980)	1,084,026
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	1,243,337	(3,107,197)
Securities borrowed, net of securities loaned	(177,234)	(761,584)
Other secured borrowings	(1,612,879)	(416,566)
Loans and receivables, net of allowance	95,843	(43,656)
Payables	(154,665)	126,952
Other, net	(314,273)	100,070

Net cash used in operating activities from continuing operations	(1,627,156)	(565,214)

Cash flows from investing activities from continuing operations:
Payments for purchases of office buildings, land, equipment and facilities	(101,784)	(83,983)
Proceeds from sales of office buildings, land, equipment and facilities	634	1,557
Payments for purchases of investments in equity securities	(9,284)	(2,126)
Proceeds from sales of investments in equity securities	25,109	10,523
Loans receivable at banks, net	(73,611)	(32,117)
(Increase) decrease in non-trading debt securities, net	(37,861)	56,824
Other, net	(337,016)	44,644

Net cash (used in) provided by investing activities from continuing operations	(533,813)	(4,678)

Cash flows from financing activities from continuing operations:
Increase in long-term borrowings	2,736,688	1,656,317
Decrease in long-term borrowings	(1,451,500)	(943,086)
Increase in short-term borrowings, net	377,788	175,910
Deposits received at banks, net	17,947	31,004
Proceeds from sales of common stock	2,379	871
Payments for repurchases of common stock	(204)	(49,507)
Payments for cash dividends	(114,395)	(42,290)

Net cash provided by financing activities from continuing operations	1,568,703	829,219

Effect of exchange rate changes on cash and cash equivalents	10,333	16,419
Discontinued operations, net	—	131,100

Net (decrease) increase in cash and cash equivalents	(581,933)	406,846
Cash and cash equivalents at beginning of the period	991,961	585,115

Cash and cash equivalents at end of the period	410,028	991,961

Note: Reclassifications -

During the year ended March 31, 2007, Nomura began reporting cash flows from loans receivable at banks as investing activities which were in prior years classified as operating activities and cash flows from deposits received at banks as financing activities which were in prior years classified as operating activities. All prior year amounts have been reclassified to conform to the current year presentation.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL INFORMATION

(UNAUDITED)

1. Summary of accounting policies:

Basis of presentation—

The consolidated financial information herein has been prepared in accordance with Nomura’s accounting policies which are disclosed in the footnotes of Nomura Holdings, Inc.’s Annual Securities Report (the annual report filed in Japan on June 29, 2006) and Form 20-F (the annual report filed with the U.S. Securities and Exchange Commission on June 29, 2006) for the year ended March 31, 2006.

Presentations of significant changes in accounting principles are as follows:

Accounting for certain hybrid financial instruments —

On April 1, 2006, Nomura early adopted, primarily on a prospective basis, SFAS 155, “Accounting for certain Hybrid Financial Instruments”. In accordance with this standard, certain hybrid financial instruments that contain embedded derivatives are accounted for at fair value, with the change recorded in current earnings.

Accounting for defined benefit pension plans —

On March 31, 2007, Nomura adopted SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132-R” (“SFAS 158”). In accordance with this standard, the funded status of the defined benefit postretirement plans, measured as the difference between the fair value of the plan assets and the benefit obligation, is recognized in the statement of financial condition.

2. Per share data

Shareholders’ equity per share is calculated based on the following number of shares.

Number of shares outstanding (March 31, 2007)	1,907,049,871

Net income per share is calculated based on the following number of shares.

Average number of shares outstanding (March 31, 2007)	1,906,011,723

3.	Segment Information-Operating segment:

The following table shows business segment information and reconciliation items to the consolidated income statement information.

(1)	Net revenue

	Millions of yen		% Change
	For the year ended
	March 31, 2007 (A)	March 31, 2006 (B)	(A-B)/(B)

Business segment information:
Domestic Retail	440,118	446,535	(1.4)
Global Markets	290,028	371,108	(21.8)
Global Investment Banking	99,187	99,666	(0.5)
Global Merchant Banking	64,969	68,244	(4.8)
Asset Management	90,106	65,843	36.8

Sub Total	984,408	1,051,396	(6.4)
Other	73,338	8,403	772.8

Net revenue	1,057,746	1,059,799	(0.2)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for relationship purposes	(38,232)	59,320	—
Effect of consolidation/deconsolidation of certain private equity investee companies	71,587	26,531	169.8

Consolidated net revenue	1,091,101	1,145,650	(4.8)

(2) Non-interest expense
Business segment information:
Domestic Retail	279,253	249,330	12.0
Global Markets	231,222	213,387	8.4
Global Investment Banking	54,783	48,127	13.8
Global Merchant Banking	12,153	12,809	(5.1)
Asset Management	53,649	45,220	18.6

Sub Total	631,060	568,873	10.9
Other	49,397	38,934	26.9

Non-interest expense	680,457	607,807	12.0

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for relationship purposes	—	—	—
Effect of consolidation/deconsolidation of certain private equity investee companies	88,886	92,243	(3.6)

Consolidated non-interest expenses	769,343	700,050	9.9

(3) Income (loss) before income taxes
Business segment information:
Domestic Retail	160,865	197,205	(18.4)
Global Markets	58,806	157,721	(62.7)
Global Investment Banking	44,404	51,539	(13.8)
Global Merchant Banking	52,816	55,435	(4.7)
Asset Management	36,457	20,623	76.8

Sub Total	353,348	482,523	(26.8)
Other *	23,941	(30,531)	—

Income before income taxes	377,289	451,992	(16.5)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for relationship purposes	(38,232)	59,320	—
Effect of consolidation/deconsolidation of certain private equity investee companies	(17,299)	(65,712)	—

Income from continuing operations before income taxes	321,758	445,600	(27.8)
Income from discontinued operations before income taxes	—	99,413	—

Income before income taxes (Total of continuing operations and discontinued operation)	321,758	545,013	(41.0)

*	The major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in “Other.”

The following table presents the major components of income/(loss) before income taxes in “Other.”

	Millions of yen		% Change
	For the year ended
	March 31, 2007 (A)	March 31, 2006 (B)	(A-B)/(B)
Net gain/loss on trading related to economic hedging transactions	(38,383)	(64,761)	—
Realized gain on investments in equity securities held for relationship purposes	18,129	8,382	116.3
Equity in earnings of affiliates	53,169	27,842	91.0
Corporate items	(11,111)	(7,443)	—
Others	2,137	5,449	(60.8)

Total	23,941	(30,531)	—

4.	Other:

The consolidated financial information herein does not include all footnotes required under US GAAP.

Supplemental Consolidated Financial Information

(Unaudited)

This supplemental information (Unaudited) contains the following items.

•	Quarterly Results - Consolidated Income Statement

•	Quarterly Results - Business Segment

•	Commissions/fees received and Net gain on trading

•	Consolidated Income Statement Information

•	Business segment information

•	Reconciliation items of the business segment information to the consolidated income statement information

NOMURA HOLDINGS, INC.

CONSOLIDATED INCOME STATEMENT INFORMATION

(UNAUDITED)

	Millions of yen								% Change
	For the three months ended
	June 30, 2005	September 30, 2005	December 31, 2005	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006(A)	March 31, 2007(B)	(B-A)/(A)
Revenue:
Commissions	55,152	77,498	106,187	117,488	79,579	66,063	84,190	107,626	27.8
Fees from investment banking	14,719	24,068	28,569	41,463	14,351	26,901	32,317	25,707	(20.5)
Asset management and portfolio service fees	19,942	24,949	25,589	32,187	29,732	35,476	36,730	44,039	19.9
Net gain on trading	70,802	43,847	90,578	98,996	55,770	47,542	89,152	97,544	9.4
(Loss) gain on private equity investments	(2,490)	2,247	7,615	4,956	9,784	27,511	10,224	71	(99.3)
Interest and dividends	132,914	183,334	216,162	161,403	207,860	232,311	262,928	278,245	5.8
(Loss) gain on investments in equity securities	(2,825)	31,199	36,249	3,079	(20,509)	(44)	(154)	604	—
Private equity entities product sales	24,520	21,960	23,916	17,814	20,985	21,720	28,778	28,643	(0.5)
Other	6,900	5,735	19,115	27,003	4,178	11,734	45,371	6,142	(86.5)

Total revenue	319,634	414,837	553,980	504,389	401,730	469,214	589,536	588,621	(0.2)
Interest expense	132,101	142,220	194,200	178,669	195,796	218,236	266,625	277,343	4.0

Net revenue	187,533	272,617	359,780	325,720	205,934	250,978	322,911	311,278	(3.6)

Non-interest expenses:
Compensation and benefits	72,612	73,792	87,876	91,151	82,768	79,060	86,679	97,429	12.4
Commissions and floor brokerage	5,915	8,881	8,472	9,663	10,255	10,335	12,004	18,218	51.8
Information processing and communications	20,621	20,624	20,952	27,403	23,167	27,434	27,296	32,090	17.6
Occupancy and related depreciation	12,518	13,971	13,396	15,164	14,442	13,743	14,596	18,498	26.7
Business development expenses	6,766	8,167	7,622	10,235	7,848	9,810	9,234	11,214	21.4
Private equity entities cost of goods sold	14,999	13,009	13,712	7,082	11,365	11,843	17,417	16,559	(4.9)
Other	25,004	21,903	30,505	38,035	22,685	25,666	23,577	34,111	44.7

	158,435	160,347	182,535	198,733	172,530	177,891	190,803	228,119	19.6

Income from continuing operations before income taxes	29,098	112,270	177,245	126,987	33,404	73,087	132,108	83,159	(37.1)
Income tax expense	19,966	51,600	73,201	44,205	13,266	29,560	53,031	50,073	(5.6)

Income from continuing operations	9,132	60,670	104,044	82,782	20,138	43,527	79,077	33,086	(58.2)

Discontinued operations
Income from discontinued operations before income taxes	1,606	5,339	9,863	82,605	—	—	—	—	—
Income tax expense	2,417	5,128	7,415	36,753	—	—	—	—	—

(Loss) gain on discontinued operations	(811)	211	2,448	45,852	—	—	—	—	—

Net income	8,321	60,881	106,492	128,634	20,138	43,527	79,077	33,086	(58.2)

	Yen								% Change
Per share of common stock:
Basic-
Net income	4.30	31.89	55.92	67.54	10.52	22.84	41.48	17.35	(58.2)

Diluted-
Net income	4.30	31.83	55.80	67.42	10.50	22.78	41.38	17.31	(58.2)

Note: Reclassifications-

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” income from discontinued operations are separately reported.

NOMURA HOLDINGS, INC.

SUPPLEMENTARY INFORMATION

(UNAUDITED)

Business Segment Information - Quarterly Results

The following table shows quarterly business segment information and reconciliation items to the consolidated income statement.

	Millions of yen								% Change
	For the three months ended
	June 30, 2005	September 30, 2005	December 31, 2005	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006 (A)	March 31, 2007 (B)	(B-A)/(A)
(1) Net revenue
Business segment information:
Domestic Retail	84,812	101,434	136,732	123,557	105,609	94,518	115,882	124,109	7.1
Global Markets	49,759	77,740	115,175	128,434	68,899	48,475	78,068	94,586	21.2
Global Investment Banking	12,785	20,453	35,286	31,142	18,808	29,688	24,088	26,603	10.4
Global Merchant Banking	(3,267)	6,875	80,112	(15,476)	12,123	44,541	9,249	(944)	—
Asset Management	13,968	15,363	18,072	18,440	17,636	23,854	24,543	24,073	(1.9)

Sub Total	158,057	221,865	385,377	286,097	223,075	241,076	251,830	268,427	6.6
Other	13,382	(2,066)	992	(3,905)	(13,301)	14,649	56,830	15,160	(73.3)

Net revenue	171,439	219,799	386,369	282,192	209,774	255,725	308,660	283,587	(8.1)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for relationship purposes	(10,993)	31,266	36,266	2,781	(20,649)	(4,802)	(13,107)	326	—
Effect of consolidation/deconsolidation of certain private equity investee companies	27,087	21,552	(62,855)	40,747	16,809	55	27,358	27,365	0.0

Consolidated net revenue	187,533	272,617	359,780	325,720	205,934	250,978	322,911	311,278	(3.6)

(2) Non-interest expense
Business segment information:
Domestic Retail	54,507	60,012	62,645	72,166	63,070	66,347	69,012	80,824	17.1
Global Markets	50,486	46,219	54,253	62,429	54,573	52,075	53,928	70,646	31.0
Global Investment Banking	10,616	11,336	12,014	14,161	13,237	13,416	13,164	14,966	13.7
Global Merchant Banking	2,588	2,194	2,510	5,517	2,326	3,058	2,555	4,214	64.9
Asset Management	10,006	10,683	11,825	12,706	12,413	12,787	12,382	16,067	29.8

Sub Total	128,203	130,444	143,247	166,979	145,619	147,683	151,041	186,717	23.6
Other	5,820	7,849	11,297	13,968	9,706	10,350	13,720	15,621	13.9

Non-interest expense	134,023	138,293	154,544	180,947	155,325	158,033	164,761	202,338	22.8

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for relationship purposes	—	—	—	—	—	—	—	—	—
Effect of consolidation/deconsolidation of certain private equity investee companies	24,412	22,054	27,991	17,786	17,205	19,858	26,042	25,781	(1.0)

Consolidated non-interest expenses	158,435	160,347	182,535	198,733	172,530	177,891	190,803	228,119	19.6

(3) Income (loss) before income taxes
Business segment information:
Domestic Retail	30,305	41,422	74,087	51,391	42,539	28,171	46,870	43,285	(7.6)
Global Markets	(727)	31,521	60,922	66,005	14,326	(3,600)	24,140	23,940	(0.8)
Global Investment Banking	2,169	9,117	23,272	16,981	5,571	16,272	10,924	11,637	6.5
Global Merchant Banking	(5,855)	4,681	77,602	(20,993)	9,797	41,483	6,694	(5,158)	—
Asset Management	3,962	4,680	6,247	5,734	5,223	11,067	12,161	8,006	(34.2)

Sub Total	29,854	91,421	242,130	119,118	77,456	93,393	100,789	81,710	(18.9)
Other *	7,562	(9,915)	(10,305)	(17,873)	(23,007)	4,299	43,110	(461)	—

Income before income taxes	37,416	81,506	231,825	101,245	54,449	97,692	143,899	81,249	(43.5)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for relationship purposes	(10,993)	31,266	36,266	2,781	(20,649)	(4,802)	(13,107)	326	—
Effect of consolidation/deconsolidation of certain private equity investee companies	2,675	(502)	(90,846)	22,961	(396)	(19,803)	1,316	1,584	20.4

Income from continuing operations before income taxes	29,098	112,270	177,245	126,987	33,404	73,087	132,108	83,159	(37.1)
Income from discontinued operations before income taxes	1,606	5,339	9,863	82,605	—	—	—	—	—

Income before income taxes
(Total of continuing operations and discontinued operation)	30,704	117,609	187,108	209,592	33,404	73,087	132,108	83,159	(37.1)

*	The major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in “Other.”

The following table presents the major components of income/(loss) before income taxes in “Other”.

	Millions of yen								% Change
	For the three months ended
	June 30, 2005	September 30, 2005	December 31, 2005	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006 (A)	March 31, 2007 (B)	(B-A)/(A)
Net gain/loss on trading related to economic hedging transactions	(2,788)	(8,463)	(17,555)	(35,955)	(11,382)	(14,036)	(11,865)	(1,100)	—
Realized gain (loss) on investments in equity securities held for relationship purposes	8,168	(67)	(17)	298	140	4,758	12,953	278	(97.9)
Equity in earnings of affiliates	2,749	2,939	8,296	13,858	3,309	6,136	38,983	4,741	(87.8)
Corporate items	503	(3,715)	(3,612)	(619)	(7,163)	3,707	(5,900)	(1,755)	—
Others	(1,070)	(609)	2,583	4,545	(7,911)	3,734	8,939	(2,625)	—

Total	7,562	(9,915)	(10,305)	(17,873)	(23,007)	4,299	43,110	(461)	—

NOMURA HOLDINGS, INC.

SUPPLEMENTARY INFORMATION

(UNAUDITED)

“Commissions/fees received” and “Net gain on trading” consists of the following:

Commissions/fees received

	Millions of yen								% Change	Millions of yen		% Change
	For the three months ended									For the year ended
	June 30, 2005	September 30, 2005	December 31, 2005	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006(A)	March 31, 2007(B)	(B-A)/(A)	March 31, 2006 (C)	March 31, 2007(D)	(D-C)/(C)
Commissions	55,152	77,498	106,187	117,488	79,579	66,063	84,190	107,626	27.8	356,325	337,458	(5.3)

Brokerage Commissions	31,581	50,975	76,630	88,222	44,554	32,599	41,951	59,259	41.3	247,408	178,363	(27.9)
Commissions for Distribution of Investment Trust	17,465	19,645	22,401	25,564	25,850	23,122	32,960	38,519	16.9	85,075	120,451	41.6
Fees from Investment Banking	14,719	24,068	28,569	41,463	14,351	26,901	32,317	25,707	(20.5)	108,819	99,276	(8.8)

Underwriting and Distribution	8,548	17,096	22,110	30,673	9,151	20,360	26,123	16,254	(37.8)	78,427	71,888	(8.3)
M&A / Financial Advisory Fees	6,154	6,949	6,389	10,760	5,178	6,360	6,084	9,082	49.3	30,252	26,704	(11.7)
Asset Management and Portfolio Service Fees	19,942	24,949	25,589	32,187	29,732	35,476	36,730	44,039	19.9	102,667	145,977	42.2

Asset Management Fees	16,885	22,009	21,999	28,213	26,179	31,758	32,842	39,470	20.2	89,106	130,249	46.2
Total	89,813	126,515	160,345	191,138	123,662	128,440	153,237	177,372	15.8	567,811	582,711	2.6

Net gain on trading
Merchant Banking	189	4,033	(580)	1,604	(2,643)	445	197	(458)	—	5,246	(2,459)	—
Equity Trading	38,901	15,393	32,764	61,015	31,724	12,684	28,919	64,268	122.2	148,073	137,595	(7.1)
Fixed Income and Other Trading	31,712	24,421	58,394	36,377	26,689	34,413	60,036	33,734	(43.8)	150,904	154,872	2.6

Total	70,802	43,847	90,578	98,996	55,770	47,542	89,152	97,544	9.4	304,223	290,008	(4.7)

Consolidated Income Statement Information :

US GAAP Figures

	Millions of yen								% Change	Millions of yen		% Change
	For the three months ended									For the year ended
	June 30, 2005	September 30, 2005	December 31, 2005	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006 (A)	March 31, 2007 (B)	(B-A)/(A)	March 31, 2006 (C)	March 31, 2007 (D)	(D-C)/(C)
Revenue:
Commissions	55,152	77,498	106,187	117,488	79,579	66,063	84,190	107,626	27.8	356,325	337,458	(5.3)
Fees from investment banking	14,719	24,068	28,569	41,463	14,351	26,901	32,317	25,707	(20.5)	108,819	99,276	(8.8)
Asset management and portfolio service fees	19,942	24,949	25,589	32,187	29,732	35,476	36,730	44,039	19.9	102,667	145,977	42.2
Net gain on trading	70,802	43,847	90,578	98,996	55,770	47,542	89,152	97,544	9.4	304,223	290,008	(4.7)
Gain (loss) on private equity investments	(2,490)	2,247	7,615	4,956	9,784	27,511	10,224	71	(99.3)	12,328	47,590	286.0
Interest and dividends	132,914	183,334	216,162	161,403	207,860	232,311	262,928	278,245	5.8	693,813	981,344	41.4
Gain (loss) on investments in equity securities	(2,825)	31,199	36,249	3,079	(20,509)	(44)	(154)	604	—	67,702	(20,103)	—
Private equity entities product sales	24,520	21,960	23,916	17,814	20,985	21,720	28,778	28,643	(0.5)	88,210	100,126	13.5
Other	6,900	5,735	19,115	27,003	4,178	11,734	45,371	6,142	(86.5)	58,753	67,425	14.8

Total revenue	319,634	414,837	553,980	504,389	401,730	469,214	589,536	588,621	(0.2)	1,792,840	2,049,101	14.3
Interest expense	132,101	142,220	194,200	178,669	195,796	218,236	266,625	277,343	4.0	647,190	958,000	48.0

Net revenue	187,533	272,617	359,780	325,720	205,934	250,978	322,911	311,278	(3.6)	1,145,650	1,091,101	(4.8)

Non-interest expenses:
Compensation and benefits	72,612	73,792	87,876	91,151	82,768	79,060	86,679	97,429	12.4	325,431	345,936	6.3
Commissions and floor brokerage	5,915	8,881	8,472	9,663	10,255	10,335	12,004	18,218	51.8	32,931	50,812	54.3
Information processing and communications	20,621	20,624	20,952	27,403	23,167	27,434	27,296	32,090	17.6	89,600	109,987	22.8
Occupancy and related depreciation	12,518	13,971	13,396	15,164	14,442	13,743	14,596	18,498	26.7	55,049	61,279	11.3
Business development expenses	6,766	8,167	7,622	10,235	7,848	9,810	9,234	11,214	21.4	32,790	38,106	16.2
Private equity entities cost of goods sold	14,999	13,009	13,712	7,082	11,365	11,843	17,417	16,559	(4.9)	48,802	57,184	17.2
Other	25,004	21,903	30,505	38,035	22,685	25,666	23,577	34,111	44.7	115,447	106,039	(8.1)

	158,435	160,347	182,535	198,733	172,530	177,891	190,803	228,119	19.6	700,050	769,343	9.9

Income from continuing operations before income taxes	29,098	112,270	177,245	126,987	33,404	73,087	132,108	83,159	(37.1)	445,600	321,758	(27.8)

Income from discontinued operations before income taxes	1,606	5,339	9,863	82,605	—	—	—	—	—	99,413	—	—

Income before income taxes (Total of continuing operations and discontinued operation)	30,704	117,609	187,108	209,592	33,404	73,087	132,108	83,159	(37.1)	545,013	321,758	(41.0)

Business segment information :

Total of business segments

	Millions of yen								% Change	Millions of yen		% Change
	For the three months ended									For the year ended
	June 30, 2005	September 30, 2005	December 31, 2005	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006 (A)	March 31, 2007 (B)	(B-A)/(A)	March 31, 2006 (C)	March 31, 2007 (D)	(D-C)/(C)
Revenue:
Commissions	55,152	77,498	106,187	117,488	79,579	67,931	84,185	108,649	29.1	356,325	340,344	(4.5)
Fees from investment banking	14,719	24,068	28,569	41,463	14,351	26,901	32,317	25,707	(20.5)	108,819	99,276	(8.8)
Asset management and portfolio service fees	19,942	24,949	25,589	32,187	29,732	35,476	36,730	44,039	19.9	102,667	145,977	42.2
Net gain on trading	70,802	43,847	90,578	98,996	55,770	47,542	89,152	97,544	9.4	304,223	290,008	(4.7)
Gain (loss) on private equity investments	(2,490)	2,408	96,445	(16,710)	15,059	46,206	11,456	759	(93.4)	79,653	73,480	(7.7)
Interest and dividends	132,850	183,389	216,107	161,363	207,837	232,258	262,900	278,188	5.8	693,709	981,183	41.4
Gain (loss) on investments in equity securities	8,168	(67)	(17)	298	140	4,758	12,953	278	(97.9)	8,382	18,129	116.3
Private equity entities product sales	—	—	—	—	—	—	—	—	—	—	—	—
Other	4,371	5,827	16,947	25,671	2,996	12,786	45,459	5,625	(87.6)	52,816	66,866	26.6

Total revenue	303,514	361,919	580,405	460,756	405,464	473,858	575,152	560,789	(2.5)	1,706,594	2,015,263	18.1
Interest expense	132,075	142,120	194,036	178,564	195,690	218,133	266,492	277,202	4.0	646,795	957,517	48.0

Net revenue	171,439	219,799	386,369	282,192	209,774	255,725	308,660	283,587	(8.1)	1,059,799	1,057,746	(0.2)

Non-interest expenses:
Compensation and benefits	69,148	69,985	84,477	87,654	79,461	75,244	82,760	93,537	13.0	311,264	331,002	6.3
Commissions and floor brokerage	5,478	8,561	8,063	9,312	9,819	10,119	11,756	18,086	53.8	31,414	49,780	58.5
Information processing and communications	20,454	20,508	20,779	27,345	23,005	27,326	27,169	31,966	17.7	89,086	109,466	22.9
Occupancy and related depreciation	11,270	12,847	12,368	14,268	13,409	12,862	13,542	17,564	29.7	50,753	57,377	13.1
Business development expenses	6,255	7,708	7,036	9,612	7,225	9,196	8,438	10,432	23.6	30,611	35,291	15.3
Private equity entities cost of goods sold	—	—	—	—	—	—	—	—	—	—	—	—
Other	21,418	18,684	21,821	32,756	22,406	23,286	21,096	30,753	45.8	94,679	97,541	3.0

	134,023	138,293	154,544	180,947	155,325	158,033	164,761	202,338	22.8	607,807	680,457	12.0

Income from continuing operations before income taxes	37,416	81,506	231,825	101,245	54,449	97,692	143,899	81,249	(43.5)	451,992	377,289	(16.5)

Income from discontinued operations before income taxes	—	—	—	—	—	—	—	—	—	—	—	—

Income before income taxes (Total of continuing operations and discontinued operation)	37,416	81,506	231,825	101,245	54,449	97,692	143,899	81,249	(43.5)	451,992	377,289	(16.5)

Reconciliation items of the business segment information to the consolidated income statement information :

Effect of consolidation/deconsolidation of private equity investee companies and unrealized loss/gain on investments in equity securities held for relationship purposes

	Millions of yen								% Change	Millions of yen		% Change
	For the three months ended									For the year ended
	June 30, 2005	September 30, 2005	December 31, 2005	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006 (A)	March 31, 2007 (B)	(B-A)/(A)	March 31, 2006 (C)	March 31, 2007 (D)	(D-C)/(C)
Revenue:
Commissions	—	—	—	—	—	(1,868)	5	(1,023)	—	—	(2,886)	—
Fees from investment banking	—	—	—	—	—	—	—	—	—	—	—	—
Asset management and portfolio service fees	—	—	—	—	—	—	—	—	—	—	—	—
Net gain on trading	—	—	—	—	—	—	—	—	—	—	—	—
Gain (loss) on private equity investments	—	(161)	(88,830)	21,666	(5,275)	(18,695)	(1,232)	(688)	—	(67,325)	(25,890)	—
Interest and dividends	64	(55)	55	40	23	53	28	57	103.6	104	161	54.8
Gain (loss) on investments in equity securities	(10,993)	31,266	36,266	2,781	(20,649)	(4,802)	(13,107)	326	—	59,320	(38,232)	—
Private equity entities product sales	24,520	21,960	23,916	17,814	20,985	21,720	28,778	28,643	(0.5)	88,210	100,126	13.5
Other	2,529	(92)	2,168	1,332	1,182	(1,052)	(88)	517	—	5,937	559	(90.6)

Total revenue	16,120	52,918	(26,425)	43,633	(3,734)	(4,644)	14,384	27,832	93.5	86,246	33,838	(60.8)
Interest expense	26	100	164	105	106	103	133	141	6.0	395	483	22.3

Net revenue	16,094	52,818	(26,589)	43,528	(3,840)	(4,747)	14,251	27,691	94.3	85,851	33,355	(61.1)

Non-interest expenses:
Compensation and benefits	3,464	3,807	3,399	3,497	3,307	3,816	3,919	3,892	(0.7)	14,167	14,934	5.4
Commissions and floor brokerage	437	320	409	351	436	216	248	132	(46.8)	1,517	1,032	(32.0)
Information processing and communications	167	116	173	58	162	108	127	124	(2.4)	514	521	1.4
Occupancy and related depreciation	1,248	1,124	1,028	896	1,033	881	1,054	934	(11.4)	4,296	3,902	(9.2)
Business development expenses	511	459	586	623	623	614	796	782	(1.8)	2,179	2,815	29.2
Private equity entities cost of goods sold	14,999	13,009	13,712	7,082	11,365	11,843	17,417	16,559	(4.9)	48,802	57,184	17.2
Other	3,586	3,219	8,684	5,279	279	2,380	2,481	3,358	35.3	20,768	8,498	(59.1)

	24,412	22,054	27,991	17,786	17,205	19,858	26,042	25,781	(1.0)	92,243	88,886	(3.6)

Income from continuing operations before income taxes	(8,318)	30,764	(54,580)	25,742	(21,045)	(24,605)	(11,791)	1,910	—	(6,392)	(55,531)	—

Income from discontinued operations before income taxes	1,606	5,339	9,863	82,605	—	—	—	—	—	99,413	—	—

Income before income taxes (Total of continuing operations and discontinued operations)	(6,712)	36,103	(44,717)	108,347	(21,045)	(24,605)	(11,791)	1,910	—	93,021	(55,531)	—

Unconsolidated Financial Information of Major Consolidated Entities

(UNAUDITED)

The unconsolidated financial information, prepared under Japanese GAAP, is presented for the following entities;

- Nomura Holdings, Inc. Financial Information (Parent Company Only)

- Nomura Securities Co., Ltd. Financial Information

*	The amounts are rounded to the nearest million.

Nomura Holdings, Inc.

Unconsolidated Balance Sheet Information

	(Millions of yen)
	March 31, 2007	March 31, 2006	Increase/(Decrease)
ASSETS
Current Assets	2,249,934	1,831,963	417,970

Cash and time deposits	15,648	13,961	1,688
Money held in trust	55,371	—	55,371
Short-term loans receivable	2,055,790	1,624,010	431,780
Accounts receivable	95,123	158,126	(63,003)
Deferred tax assets	1,677	7,387	(5,710)
Other current assets	26,333	28,485	(2,152)
Allowance for doubtful accounts	(8)	(5)	(3)
Fixed Assets	2,188,105	1,795,813	392,292

Tangible fixed assets	54,163	39,072	15,091
Buildings	16,264	14,753	1,511
Furniture & fixtures	29,060	15,480	13,580
Land	8,839	8,839	—
Intangible assets	120,035	63,002	57,033
Software	120,035	63,000	57,034
Others	—	2	(2)
Investments and others	2,013,907	1,693,739	320,168
Investment securities	218,367	247,952	(29,585)
Investments in subsidiaries and affiliates (at cost)	1,325,346	1,176,502	148,844
Other securities of subsidiaries and affiliates	16,426	12,803	3,623
Long-term loans receivable from subsidiaries and affiliates	317,400	150,439	166,961
Long-term guarantee deposits	53,650	52,069	1,580
Deferred tax assets	68,288	35,058	33,231
Other investments	14,463	18,949	(4,486)
Allowance for doubtful accounts	(32)	(33)	1

TOTAL ASSETS	4,438,039	3,627,776	810,262

	(Millions of yen)
	March 31, 2007	March 31, 2006	Increase/(Decrease)
LIABILITIES
Current liabilities	1,996,756	1,574,943	421,813

Short-term borrowings	1,873,500	1,322,000	551,500
Collaterals received	92,920	100,871	(7,951)
Accrued income taxes	171	117,418	(117,247)
Other current liabilities	30,165	34,654	(4,489)
Long-term liabilities	965,955	606,185	359,770

Bonds payable	279,962	180,000	99,962
Long-term borrowings	683,000	421,000	262,000
Other long-term liabilities	2,993	5,185	(2,192)

TOTAL LIABILITIES	2,962,711	2,181,128	781,583

SHAREHOLDERS’ EQUITY
Common stock	—	182,800	—
Capital reserves	—	114,518	—
Additional paid-in capital	—	112,504	—
Other capital reserves	—	2,014	—
Premium over acquisition cost of Treasury stock sold	—	2,014	—
Earned surplus	—	1,145,018	—
Earned surplus reserve	—	81,858	—
Voluntary reserve	—	1,020,029	—
Reserve for specified fixed assets	—	29	—
General reserve	—	1,020,000	—
Unappropriated retained earnings	—	43,131	—
Net unrealized gain on investments	—	84,761	—
Treasury stock	—	(80,448)	—

TOTAL SHAREHOLDERS’ EQUITY	—	1,446,649	—

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	—	3,627,776	—

NET ASSETS
Shareholders’ equity	1,407,903	—	—
Common stock	182,800	—	—
Capital reserves	113,962	—	—
Additional paid-in capital	112,504	—	—
Other capital reserves	1,458	—	—
Earned surplus	1,188,858	—	—
Earned surplus reserve	81,858	—	—
Other Earned surplus	1,107,000	—	—
Reserve for specified fixed assets	19	—	—
General reserve	994,000	—	—
Earned surplus carried forward	112,981	—	—
Treasury stock	(77,717)	—	—
Valuation and translation adjustments	66,201	—	—
Net unrealized gain on investments	67,013	—	—
Deferred gains or loss on hedges	(812)	—	—
Subscription rights to shares	1,224	—	—

TOTAL NET ASSETS	1,475,328	—	—

TOTAL LIABILITIES AND NET ASSETS	4,438,039	—	—

Nomura Holdings, Inc.

Unconsolidated Income Statement Information

	(Millions of yen)
	For the year ended March 31, 2007 (A)	For the year ended March 31, 2006 (B)	Comparison (A-B)/(B)
			%
Operating revenue	340,886	220,699	54.5

Property and equipment fee revenue	86,963	61,118	42.3
Rent revenue	37,005	31,736	16.6
Royalty on trademark	21,162	23,035	(8.1)
Dividend from subsidiaries and affiliates	178,342	95,854	86.1
Others	17,414	8,957	94.4

Operating expenses	135,528	97,648	38.8

Compensation and benefits	4,656	3,811	22.2
Rental and maintenance	44,880	34,176	31.3
Data processing and office supplies	31,022	23,586	31.5
Depreciation and amortization	36,164	24,272	49.0
Others	6,722	6,585	2.1
Interest expenses	12,083	5,218	131.6

Operating income	205,358	123,050	66.9

Non-operating income	3,616	8,401	(57.0)
Non-operating expenses	1,753	169	935.0

Ordinary income	207,221	131,282	57.8

Special profits	16,327	8,987	81.7
Gain on sales of investment securities	16,327	8,987	81.7
Special losses	67,436	124,313	(45.8)
Loss on sales of investment securities	83	341	(75.5)
Loss on devaluation of investment securities	1,226	96	1,176.2
Loss on devaluation of investments in affiliates	62,805	115,432	(45.6)
Loss on retirement of fixed assets	3,322	8,444	(60.7)

Income before income taxes	156,112	15,956	878.4

Income taxes - current	12,501	12,681	(1.4)

Income taxes - deferred	(14,623)	(14,603)	—

Net Income	158,235	17,878	785.1

Unappropriated retained earnings brought forward		48,121

Interim dividend		22,868

Unappropriated retained earnings		43,131

Nomura Holdings, Inc.

Unconsolidated Statements of Shareholders’ Equity

	(Millions of yen)
	Shareholders’ equity
		Capital reserve				Earned surplus
			Other capital reserve			Other Earned surplus
	Common stock	Additional paid-in capital	Premium over acquisition cost of Treasury stock sold	Total capital reserve	Earned surplus reserve	Reserve for specified fixed assets	General reserve	Earned surplus carried forward	Total Earned surplus	Treasury stock	Total Shareholders’ equity
Balance at March, 31, 2006	182,800	112,504	2,014	114,518	81,858	29	1,020,000	43,131	1,145,018	(80,448)	1,361,888
Issuance of new shares	—	—		—							—
Cash dividends(*)					—			(68,620)	(68,620)		(68,620)
Cash dividends					—			(45,775)	(45,775)		(45,775)
Reversal of reserve for specified fixed assets(*)						(4)		4	—		—
Reversal of reserve for specified fixed assets						(7)		7	—		—
Reversal of general reserve(*)							(26,000)	26,000	—		—
Net income								158,235	158,235		158,235
Purchases of treasury stock										(204)	(204)
Disposal of treasury stock			(556)	(556)						2,935	2,379
Other-net
Change in the term	—	—	(556)	(556)	—	(11)	(26,000)	69,851	43,840	2,731	46,015
Balance at March, 31, 2007	182,800	112,504	1,458	113,962	81,858	19	994,000	112,981	1,188,858	(77,717)	1,407,903

	Valuation and translation adjustments
	Net unrealized gain on investments	Deferred gains or loss on hedges	Total Valuation and translation adjustments	Subscription rights to shares	Total net assets
Balance at March, 31, 2006	84,761	—	84,761	—	1,446,649
Issuance of new shares					—
Cash dividends(*)					(68,620)
Cash dividends					(45,775)
Reversal of reserve for specified fixed assets(*)					—
Reversal of reserve for specified fixed assets					—
Reversal of general reserve(*)					—
Net income					158,235
Purchases of treasury stock					(204)
Disposal of treasury stock					2,379
Other-net	(17,748)	(812)	(18,560)	1,224	(17,336)
Change in the term	(17,748)	(812)	(18,560)	1,224	28,679
Balance at March, 31, 2007	67,013	(812)	66,201	1,224	1,475,328

(*)	Items approved in the Board of Directors held on May 2006.

Nomura Securities Co., Ltd.

Unconsolidated Balance Sheet Information

	(Millions of yen)
	March 31, 2007	March 31, 2006	Increase/(Decrease)
ASSETS
Current Assets	12,570,606	15,346,728	(2,776,122)

Cash and time deposits	57,301	625,834	(568,533)
Deposits with exchanges and other segregated cash	693	761	(69)
Trading assets:	5,023,167	5,982,953	(959,786)
Trading securities	4,603,302	5,548,244	(944,942)
Derivative contracts	419,865	434,709	(14,844)
Margin account assets:	359,294	396,274	(36,979)
Loans to customers in margin transactions	290,369	343,843	(53,474)
Cash collateral to securities finance companies	68,925	52,430	16,494
Loans with securities as collateral:	6,903,525	8,039,423	(1,135,898)
Cash collateral for securities borrowed	5,544,509	5,899,002	(354,493)
Loans in gensaki transactions	1,359,016	2,140,422	(781,406)
Receivables from customers and others	1,231	1,955	(724)
Short-term guarantee deposits	91,028	137,162	(46,134)
Short-term loans receivable	11,026	28,310	(17,284)
Deferred tax assets	77,561	79,185	(1,624)
Other current assets	45,826	54,897	(9,071)
Allowance for doubtful accounts	(46)	(26)	(20)

Fixed Assets	61,787	101,026	(39,239)

Tangible fixed assets	43	9,130	(9,088)
Intangible assets	653	29,530	(28,877)
Investments and others	61,091	62,366	(1,274)
Investment securities	195	195	—
Deferred tax assets	41,217	41,002	215
Other investments	20,575	21,916	(1,341)
Allowance for doubtful accounts	(896)	(747)	(148)

TOTAL ASSETS	12,632,393	15,447,754	(2,815,361)

	(Millions of yen)
	March 31, 2007	March 31, 2006	Increase/(Decrease)
LIABILITIES
Current Liabilities	11,033,512	13,943,748	(2,910,236)

Trading liabilities:	2,090,611	3,653,958	(1,563,346)
Trading securities	1,672,676	3,303,947	(1,631,272)
Derivative contracts	417,936	350,010	67,926
Net payables arising from pre-settlement date trades	57,469	177,642	(120,173)
Margin account liabilities:	29,988	26,316	3,671
Borrowings from securities finance companies	4,385	6,725	(2,340)
Customer margin sale proceeds	25,603	19,591	6,012
Borrowings with securities as collateral:	5,497,684	5,043,715	453,969
Cash collateral for securities loaned	3,797,819	2,645,683	1,152,135
Borrowings in gensaki transactions	1,699,865	2,398,032	(698,166)
Payables to customers and others	187,155	196,842	(9,687)
Guarantee deposits received	119,888	125,340	(5,453)
Short-term borrowings	2,557,500	4,194,847	(1,637,347)
Commercial paper	—	10,000	(10,000)
Short-term bonds payable	266,500	244,000	22,500
Bond due within one year	60,000	—	60,000
Accrued income taxes	7,690	49,283	(41,593)
Accounts payable	81,724	147,214	(65,489)
Accrued bonuses for employees	22,700	25,518	(2,818)
Other current liabilities	54,603	49,073	5,529
Long-term Liabilities	633,608	602,199	31,409

Bonds payable	198,200	258,200	(60,000)
Long-term borrowings	371,900	276,900	95,000
Reserve for retirement benefits	58,337	55,533	2,804
Other long-term liabilities	5,172	11,566	(6,394)
Statutory Reserves	4,346	3,105	1,241

Reserve for securities transactions	4,346	3,105	1,241

TOTAL LIABILITIES	11,671,466	14,549,052	(2,877,585)
SHAREHOLDER’S EQUITY
Common stock	—	10,000	—
Capital reserves	—	529,579	—
Additional paid-in capital	—	529,579	—
Earned surplus	—	359,123	—
Voluntary reserve	—	63,000	—
General reserve	—	63,000	—
Unappropriated retained earnings	—	296,123	—

TOTAL SHAREHOLDER’S EQUITY	—	898,702	—

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	—	15,447,754	—

NET ASSETS
Shareholder’s equity	958,769	—	—
Common stock	10,000	—	—
Capital reserves	529,579	—	—
Additional paid-in capital	529,579	—	—
Earned surplus	419,190	—	—
Other Earned surplus	419,190	—	—
General reserve	63,000	—	—
Earned surplus carried forward	356,190	—	—
Valuation and translation adjustments	2,157	—	—
Deferred gains or loss on hedges	2,157	—	—

TOTAL NET ASSETS	960,926	—	—

TOTAL LIABILITIES AND NET ASSETS	12,632,393	—	—

Nomura Securities Co., Ltd.

Unconsolidated Income Statement Information

	(Millions of yen except percentages)
	For the Year Ended March 31, 2007(A)	For the Year Ended March 31, 2006(B)	Comparison (A-B)/(B)(%)
Operating revenue	770,358	842,612	(8.6)

Commissions	423,247	460,695	(8.1)
Net gain on trading	214,667	283,124	(24.2)
Net gain on other inventories	12	12	1.5
Interest and dividend income	132,431	98,781	34.1
Interest expenses	85,940	69,179	24.2

Net operating revenue	684,418	773,433	(11.5)

Selling, general and administrative expenses	417,911	387,303	7.9

Transaction-related expenses	85,092	84,187	1.1
Compensation and benefits	164,302	157,161	4.5
Rental and maintenance	48,327	46,824	3.2
Data processing and office supplies	107,275	82,361	30.3
Others	12,915	16,769	(23.0)

Operating income	266,507	386,130	(31.0)

Non-operating income	2,021	2,040	(0.9)
Non-operating expenses	1,828	2,017	(9.4)

Ordinary income	266,699	386,153	(30.9)

Special profits	643	—	—
Gains due to the exemption from payments of share- based compensation	643	—	—
Special losses	1,241	1,444	(14.0)
Contribution to the Securities Market Infrastructure Improvement Fund	—	340	(100.0)
Reserve for securities transactions	1,241	1,104	12.4

Income before income taxes	266,101	384,709	(30.8)

Income taxes - current	115,489	191,783	(39.8)

Income taxes - deferred	(90)	(39,102)	—

Net income	150,702	232,028	(35.1)

Unappropriated retained earnings brought forward		64,095

Unappropriated retained earnings		296,123

Nomura Securities Co., Ltd.

Quarterly Income Statement Information

	(Millions of yen)
	For the Quarter from April 1, 2006 to June 30, 2006	For the Quarter from July 1, 2006 to September 30, 2006	For the Quarter from October 1, 2006 to December 31, 2006	For the Quarter from January 1, 2007 to March 31, 2007	Year Ended March 31, 2007
Operating revenue	164,748	152,064	201,682	251,864	770,358

Commissions	93,501	98,486	110,489	120,771	423,247
Net gain on trading	38,521	27,722	50,292	98,131	214,667
Net gain on other inventories	5	2	2	3	12
Interest and dividend income	32,720	25,854	40,899	32,959	132,431
Interest expenses	21,984	15,518	26,782	21,656	85,940

Net operating revenue	142,764	136,546	174,900	230,208	684,418

Selling, general and administrative expenses	94,917	99,461	104,528	119,005	417,911

Transaction-related expenses	19,460	21,142	21,350	23,141	85,092
Compensation and benefits	38,045	36,659	42,442	47,157	164,302
Rental and maintenance	11,322	11,723	12,064	13,217	48,327
Data processing and office supplies	22,515	27,060	25,898	31,802	107,275
Other	3,575	2,876	2,774	3,689	12,915

Operating income	47,847	37,085	70,372	111,203	266,507

Non-operating income	198	1,012	350	461	2,021
Non-operating expenses	445	461	428	493	1,828

Ordinary income	47,599	37,636	70,294	111,170	266,699

Special profits	37	207	200	199	643
Gains due to the exemption from payments of share-based compensation	37	207	200	199	643
Special losses	279	266	334	362	1,241
Reserve for securities transactions	279	266	334	362	1,241

Income before income taxes	47,357	37,576	70,160	111,007	266,101

Income taxes - current	2,772	25,397	18,795	68,525	115,489

Income taxes - deferred	16,172	(11,740)	9,476	(13,997)	(90)

Net income	28,414	23,920	41,889	56,479	150,702

NOMURA SECURITIES CO., LTD.

SUPPLEMENTARY INFORMATION

1. Commission Revenues

(1) Breakdown by Category

	(Millions of yen except percentages)
	Year Ended		Comparison (A-B)/(B)(%)
	March 31, 2007 (A)	March 31, 2006 (B)
Brokerage commissions	133,648	219,431	(39.1)%

(Stocks)	127,751	205,702	(37.9)
Underwriting commissions	49,253	50,373	(2.2)

(Stocks)	41,744	45,672	(8.6)
(Bonds)	7,487	4,699	59.3
Distribution commissions	124,040	89,943	37.9

(Investment trust certificates)	120,333	84,921	41.7
Other commissions	116,306	100,948	15.2

(Investment trust certificates)	52,374	38,825	34.9

Total	423,247	460,695	(8.1)

(2) Breakdown by Product

	(Millions of yen except percentages)
	Year Ended		Comparison (A-B)/(B)(%)
	March 31, 2007 (A)	March 31, 2006 (B)
Stocks	177,416	256,566	(30.8)%
Bonds	16,130	15,587	3.5
Investment trust certificates	177,789	135,381	31.3
Others	51,912	53,160	(2.3)

Total	423,247	460,695	(8.1)

2. Net Gain on Trading

	(Millions of yen except percentages)
	Year Ended		Comparison (A-B)/(B)(%)
	March 31, 2007 (A)	March 31, 2006 (B)
Stocks	75,445	124,560	(39.4)%
Bonds and forex	139,222	158,564	(12.2)

Total	214,667	283,124	(24.2)

NOMURA SECURITIES CO., LTD.

SUPPLEMENTARY INFORMATION

3. Stock Trading (excluding futures transactions)

	(Millions of shares or yen except per share data and percentages)
	Year Ended				Comparison (A-B)/(B)(%)
	March 31, 2007 (A)		March 31, 2006 (B)
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
Total	71,790	105,345,875	79,786	99,032,825	(10.0)%	6.4%

(Brokerage)	44,825	64,332,556	52,982	62,640,790	(15.4)	2.7
(Proprietary Trading)	26,966	41,013,320	26,804	36,392,035	0.6	12.7

Brokerage / Total	62.4%	61.1%	66.4%	63.3%

TSE Share	6.4%	7.0%	6.0%	7.3%

Brokerage Commission per share (yen)	2.83		3.86

4. Underwriting, Subscription, and Distribution

	(Millions of shares or yen except percentages)
	Year Ended		Comparison (A-B)/(B)(%)
	March 31, 2007 (A)	March 31, 2006 (B)
Underwriting
Stocks (number of shares)	466	420	10.8%
(yen amount)	1,119,862	1,122,472	(0.2)
Bonds (face value)	6,509,676	8,740,809	(25.5)
Investment trust certificates (yen amount)	—	—	—
Commercial paper and others (face value)	132,868	86,100	54.3

Subscription and Distribution*
Stocks (number of shares)	1,023	1,112	(8.0)
(yen amount)	1,263,720	1,393,866	(9.3)
Bonds (face value)	3,894,257	3,393,022	14.8
Investment trust certificates (yen amount)	21,430,501	20,506,780	4.5
Commercial paper and others (face value)	52,800	57,400	(8.0)

*	Includes secondary offering and private placement.

5. Capital Adequacy Ratio

		(Millions of yen except percentages)
			March 31, 2007	March 31, 2006
Tier I		(A)	757,358	808,067
Tier II	Valuation and translation adjustments		2,157	—
	Statutory reserves		4,345	3,104
	Allowance for doubtful accounts		46	26
	Subordinated debt		310,000	310,000

	Total	(B)	316,549	313,130

Illiquid Asset		(C)	154,421	177,390

Net Capital (A) + (B) - (C) =		(D)	919,486	943,807

Risk	Market risk		53,129	78,687
	Counterparty risk		253,360	203,853
	Basic risk		116,905	102,528
	Total	(E)	423,396	385,069

Capital Adequacy Ratio (D)/(E)			217.1%	245.1%

News Release

Nomura Announces Year-end Dividend for

Fiscal Year Ended March 31, 2007

Tokyo, April 26, 2007—Nomura Holdings, Inc. today announced that it plans to offer a year-end dividend of 20 yen per share for the fiscal year ended March 31, 2007. The dividend will be payable to all shareholders recorded as of March 31, 2007.

The year-end dividend of 20 yen was reached by adding 12 yen to the year-end target dividend of 8 yen. As a result, the annual dividend for the current fiscal year will be 44 yen per share.

Recent dividends

	1st Quarter	2nd Quarter	3rd Quarter	Year-end			Annual Dividend
	Target Dividend	Target Dividend	Target Dividend	Target Dividend	Additional Payout	Year-end Total
2005		JPY10.00		JPY10.00		JPY20.00	JPY20.00
2006		JPY12.00		JPY12.00	JPY24.00	JPY36.00	JPY48.00
2007	JPY 8.00	JPY 8.00	JPY 8.00	JPY 8.00	JPY12.00	JPY20.00	JPY44.00

Notes:

1.	Years ended March 31.
2.	All dividends are ordinary dividends.
3.	Target dividend amounts have been announced since the fiscal year ended March 31, 2005.
4.	In line with the policy outlined below, when Nomura achieves a sufficient level of profit, the year-end cash dividend will be increased taking into consideration a pay-out ratio of over 30%.

Capital Management

1.	Capital Management Policy

1)	Nomura seeks to enhance shareholder value by capturing business opportunities as they develop. To achieve this goal, Nomura maintains sufficient capital to support its business.

2)	Nomura reviews its sufficiency of capital as appropriate, taking into consideration economic risks inherent in its businesses, regulatory requirements, and maintenance of a sufficient debt rating for a global financial institution.

2.	Dividend

1)	In regard to cash dividends, Nomura first decides target dividend amounts, the minimum level of cash dividend, taking into account the firm’s dividend-on-equity ratio (DOE) of about 3%. When Nomura achieves a sufficient level of profit, it will decide the amount of the year-end cash dividend taking into consideration a pay-out ratio of over 30%. Nomura seeks to ensure sustainable growth of its target dividend in the mid- to long-term.

2)	As for retained profits, Nomura intends to invest in business areas where high profitability and growth may reasonably be expected, including development and expansion of infrastructure, to maximize value for shareholders.

3.	Stock Repurchases

1)	Nomura repurchases shares when it recognizes the need to set out flexible financial strategies that allow the Board to respond quickly to changes in the business environment.

2)	When Nomura decides to set up a share buyback program, the firm will announce the decision soon after it is made and purchase the shares following internal guidelines.

Ends

For further information please contact:

Name	Company	Telephone
Kimiharu Suzuki Michiyori Fujiwara	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Notes to editors:

Nomura Group

Nomura is a global financial services group dedicated to providing a broad range of financial services for individual, institutional, corporate and government clients. The Group offers a diverse line of competitive products and value-added financial and advisory solutions through its global headquarters in Tokyo, over 150 branches in Japan, and an international network in 30 countries; with regional headquarters in Hong Kong, London, and New York. The Group’s business activities include investment consultation and brokerage services for retail investors in Japan, and, on a global basis, brokerage services, securities underwriting, investment banking advisory services, merchant banking, and asset management. For further information about Nomura please visit our website at www.nomura.com.

News Release

Nomura Announces Target Dividend for

Fiscal Year Ending March 31, 2008

Tokyo, April 26, 2007—Nomura Holdings, Inc. today announced that it will raise its annual target dividend to 34 yen per share for the fiscal year ending March 31, 2008. This represents a 2 yen per share increase compared to the annual target dividend for the prior year.

Target dividend amounts for year ending March 31, 2008

1st Quarter	2nd Quarter		3rd Quarter		4th Quarter		Total
JPY 8.50	JPY	8.50	JPY	8.50	JPY	8.50	JPY	34.00

Notes:

1.	All dividends are ordinary dividends.
2.	The payment and dividend amounts shall be determined by a resolution of the Board of Directors.
3.	In line with the policy outlined below, when Nomura achieves a sufficient level of profit, the year-end cash dividend will be increased taking into consideration a pay-out ratio of over 30%.

Capital Management

1.	Capital Management Policy

1)	Nomura seeks to enhance shareholder value by capturing business opportunities as they develop. To achieve this goal, Nomura maintains sufficient capital to support its business.

2)	Nomura reviews its sufficiency of capital as appropriate, taking into consideration economic risks inherent in its businesses, regulatory requirements, and maintenance of a sufficient debt rating for a global financial institution.

2.	Dividend

1)	In regard to cash dividends, Nomura first decides target dividend amounts, the minimum level of cash dividend, taking into account the firm’s dividend-on-equity ratio (DOE) of about 3%. When Nomura achieves a sufficient level of profit, it will decide the amount of the year-end cash dividend taking into consideration a pay-out ratio of over 30%. Nomura seeks to ensure sustainable growth of its target dividend in the mid- to long-term.

2)	As for retained profits, Nomura intends to invest in business areas where high profitability and growth may reasonably be expected, including development and expansion of infrastructure, to maximize value for shareholders.

3.	Stock Repurchases

1)	Nomura repurchases shares when it recognizes the need to set out flexible financial strategies that allow the Board to respond quickly to changes in the business environment.

2)	When Nomura decides to set up a share buyback program, the firm will announce the decision soon after it is made and purchase the shares following internal guidelines.

Ends

For further information please contact:

Name	Company	Telephone
Kimiharu Suzuki Michiyori Fujiwara	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Notes to editors:

Nomura Group

Nomura is a global financial services group dedicated to providing a broad range of financial services for individual, institutional, corporate and government clients. The Group offers a diverse line of competitive products and value-added financial and advisory solutions through its global headquarters in Tokyo, over 150 branches in Japan, and an international network in 30 countries; with regional headquarters in Hong Kong, London, and New York. The Group’s business activities include investment consultation and brokerage services for retail investors in Japan, and, on a global basis, brokerage services, securities underwriting, investment banking advisory services, merchant banking, and asset management. For further information about Nomura please visit our website at www.nomura.com.